UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

Commission File No. 0-53646

Eagleford Energy Inc.

(Translation of Registrant’s name into English) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

TABLE OF CONTENTS

1.          Eagleford Energy Inc. Management’s Discussion and Analysis for the year ended August 31, 2013 as filed on Sedar on December 23, 2013.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 23, 2013	EAGLEFORD ENERGY INC.

	By:	/s/ James Cassina
Name: James Cassina
Title: President

ITEM 1

Management’s Discussion and Analysis

For the year ended

August 31, 2013

1 King Street West, Suite 1505, Toronto, ON, Canada Telephone: 416 364 4039, Facsimile: 416 364-8244

OVERVIEW

Eagleford Energy Inc. (“Eagleford” or the “Company”) is amalgamated under the laws of the Province of Ontario. The Company's business focus consists of acquiring, exploring and developing oil and gas interests. The recoverability of the amount shown for these properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development, and future profitable production or proceeds from disposition of such property. The Company’s oil and gas interests are located in Alberta, Canada and Zavala County, Texas. In addition the Company holds a 0.3% net smelter return royalty on 8 mining claim blocks located in Red Lake, Ontario which is carried on the consolidated balance sheets at nil. The Company completed a two-for-one stock split, pursuant to which one (1) newly-issued share of the Company’s common stock was issued to each holder of a share of common stock as of the close of business on March 16, 2012. The address of the registered office is 1 King Street West, Suite 1505, Toronto, Ontario, M5H 1A1. Eagleford’s common shares trade on the Over-the-Counter Bulletin Board (OTCBB) under the symbol EFRDF.

The Company’s Consolidated Financial Statements for the year ended August 31, 2013 and 2012 include the accounts of the Company, its wholly owned subsidiaries 1354166 Alberta Ltd. (“1354166 Alberta”), Dyami Energy LLC (“Dyami Energy”) and Eagleford Energy, Zavala Inc. (“Zavala Inc.”).

Our Canadian public filings can be accessed and viewed via the System for Electronic Data Analysis and Retrieval (“SEDAR”) at www.sedar.com. Readers can also access and view our Canadian public insider trading reports via the System for Electronic Disclosure by Insiders at www.sedi.ca. Our U.S. public filings are available at the public reference room of the U.S. Securities and Exchange Commission (“SEC”) located at 100 F Street, N.E., Room 1580, Washington, DC 20549 and at the website maintained by the SEC at www.sec.gov.

The following Management’s Discussion and Analysis of Eagleford should be read in conjunction with the Company’s Audited Consolidated Financial Statements for the year ended August 31, 2013 and notes thereto. The Company’s Audited Consolidated Financial Statements for the year ended August 31, 2013 and 2012 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All amounts herein are presented in Canadian dollars, unless otherwise noted. This Management’s Discussion and Analysis is dated December 19, 2013 and has been approved by the Board of Directors of the Company.

FORWARD LOOKING STATEMENTS

This Management’s Discussion and Analysis contains certain forward-looking statements, including management’s assessment of future plans and operations, and capital expenditures and the timing thereof, that involve substantial known and unknown risks and uncertainties, certain of which are beyond the Company’s control. Such risks and uncertainties include, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources, the impact of general economic conditions in Canada, the United States and overseas, industry conditions, changes in laws and regulations (including the adoption of new environmental laws and regulations) and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. The Company’s actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive there from. Readers are cautioned that the foregoing list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this Management Discussion and Analysis are made as at the date of this Management Discussion and Analysis and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

2

Non-IFRS Measurements – Certain measures in this Management’s Discussion and Analysis do not have any standardized meaning as prescribed by IFRS including "Operating net back" are considered Non-IFRS measures. Therefore, these measures may not be comparable to similar measures presented by other issuers. These measures are common with the oil and gas industry and have been described and presented in this Management’s Discussion and Analysis in order to provide shareholders and potential investors with additional information regarding the company's liquidity and its ability to generate funds to finance its operations. These terms are commonly used in the oil and gas industry and are therefore presented here to provide balances comparable to other oil and gas production companies.

GLOSSARY OF ABBREVIATIONS

Bbl	barrel
Bbl/d	barrels per day
Boe	barrels of oil equivalent (1)
Boe/d	barrels of oil equivalent per day
Mcf	1,000 cubic feet of natural gas
Mcf/d	1,000 cubic feet of natural gas per day

(1) Boe conversion ratio of 6 Mcf: 1Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Disclosure provided herein in respect of Boes may be misleading, particularly if used in isolation.

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of units (or metric units).

To Convert From	To	Multiply By

Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls	6.292
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometers	1.609
Kilometers	Miles	0.621
Acres (Alberta)	Hectares	0.405
Hectares (Alberta)	Acres	2.471

OVERALL PERFORMANCE

Revenue, net of royalties for the year ended August 31, 2013 was down $9,156 to $30,062 compared to $39,218 for the year ended August 31, 2012. The decrease in net revenue during 2013 is primarily attributed to declines in natural gas production volume and prices received from the Company’s Botha, Alberta property. Net loss for the year ended August 31, 2013 was $4,266,046 compared to a net loss of $2,809,188 for the year ended August 31, 2012. The increase in net loss during 2013 was primarily related to an impairment of exploration and evaluation assets in the amount of $2,690,568 partially offset by a reduction in loss on settlement of debt in the amount of $1,063,201 to $402,264 compared to a loss on settlement of debt in the amount of $1,465,465 in 2012, a reduction in general and administrative costs of $122,014 to $583,577 compared to general and administrative costs of $705,591 during 2012, stock based compensation expense of Nil compared to $170,972 in 2012 and compensation expense on re-pricing units in the amount of Nil compared to o$188,625 in 2012.

During the year ended August 31, 2013 the Company completed financings through the issuance of 2,249,790 units in the capital of the Company for net proceeds of $405,650.

During the year ended August 31, 2013, the Company issued 23,662,569 common shares as full settlement of shareholder loans and interest due on shareholders’ loans of $198,333 and $345,906 respectively.

3

For the twelve months ended August 31, 2013, the Company recorded additions of $404,818 in exploration and evaluation assets and an impairment of $2,690,568 on the Murphy Lease.

During the year ended August 31, 2013, the Company entered into an agreement with the lessors of the Matthews Property, OGR Energy Corporation (“OGR Energy”) and Texas Onshore Energy, Inc. (“Texas Onshore”) together holding a 15% working interest in the Matthews Property with back in rights to earn an additional 15% working interest after production achieved $15.0 million of revenue. A new lease was signed with our subsidiary, Zavala Inc. effective September 1, 2013 (the “New Matthews Lease”). The New Matthews Lease has a primary term expiring January 31, 2014 (the “Primary Term”) (subject to certain extensions) and can be maintained through the provision of certain royalty payments and the implementation of a continuous drilling program.

As part of the Company’s oil and gas development program, management of the Company anticipates further expenditures to expand its existing portfolio of proved reserves. Amounts expended on future exploration and development is dependent on the nature of future opportunities evaluated by the Company. Any expenditure which exceeds available cash will be required to be funded by additional share capital or debt issued by the Company, or by other means. The Company’s long-term profitability will depend upon its ability to successfully implement its business plan.

The Company’s past primary source of liquidity and capital resources has been proceeds from the issuance of share capital, shareholders’ loans and cash flow from oil and gas operations.

RISK AND UNCERTAINTIES

The Company is subject to several risk factors including, but not limited to: the volatility of oil and natural gas prices; foreign exchange and currency risks; general risks related to foreign operations such as political, economic, regulatory and other uncertainties as they relate to both foreign investment policies and energy policies; governments exercising from time to time significant influence on the economy to control inflation; developing environmental regulations in foreign jurisdictions; discovery of new oil and natural gas reserves; concentration of oil sales receipts with a few major customers; substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the long-term for which additional financings will required to implement Eagleford’s business plan.

As the Company has not experienced sufficient positive cash flow from operations to independently finance its growth and operations, it has been reliant on access to capital in the form of both debt and equity to fund on-going operations and to fund capital investments. Although periodic volatility of financial and capital markets may severely limit access to capital, the Company has been able to attract the required investment capital in the past however no assurances can be made that it will continue to do so in the future.

Some of the Company’s exploration and development costs are expected to be received/paid in reference to US$ denominated prices while a significant portion of its operating and general and administrative costs are denominated in Canadian dollars. As a result the Company is exposed to fluctuations in currency exchange rates between the US dollar and Canadian dollar. The Company has not entered into any currency derivatives in order to reduce its exposure to fluctuations that may incur.

Fluctuations in energy prices will not only impact revenues of the Company but may also affect the ability of the Company to raise additional capital to fund operations and working capital requirements. Crude oil prices are correlated with overall global economic growth and activity. The continuing volatility in the global economic environment has resulted in significant variation in crude oil prices over the last year. Any dramatic drop in crude oil prices will have a negative impact on the operational cash flows of the Company as well as on its ability to finance capital expenditures. In absence of externally-sourced capital, this could limit growth prospects over the short run or may even require the Company to dispose of assets.

The Company cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Company’s forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Company also cautions readers not to place undue reliance on these forward-looking statements. Moreover, the forward-looking statements may not be suitable for establishing strategic priorities and objectives, future strategies or actions, financial objectives and projections other than those mentioned above. (For additional risk factors, please see the Company’s Annual Information Form filed on Form 20F).

4

FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISKS

The Company has classified its financial instruments as follows:

Financial Instrument	Category	Measurement method
Cash	Fair value through profit or loss	Fair value
Marketable securities	Fair value through profit or loss	Fair value
Derivative warrant liabilities	Fair value through profit or loss	Fair value
Trade and other receivables	Loans and receivables	Amortized cost
Trade and other payables	Other financial liabilities	Amortized cost
Provisions	Other financial liabilities	Amortized cost
Secured note payable and shareholders’ loans	Other financial liabilities	Amortized cost

The types of risk exposure and the ways in which such exposures are managed are as follows:

Credit Risk

Credit risk is primarily related to the Company’s receivables from joint venture partners and the risk of financial loss if a partner or counterparty to a financial instrument fails to meet its contractual obligations. Receivables from joint venture partners are normally collected within one to three months of the joint venture bill being issued to the partner. The Company historically has not experienced any collection issues with its joint venture partners to date. The Company attempts to mitigate the risk from joint venture receivables by obtaining partner approval of significant capital expenditures prior to expenditure. The Company establishes an allowance for doubtful accounts as determined by management based on their assessed collectability; therefore, the carrying amount of trade and other receivables generally represents the maximum credit exposure. The Company believes that its counterparties currently have the financial capacity to settle outstanding obligations in the normal course of business.

Concentration risks exist in cash because significant balances are maintained with one financial institution. The risk is mitigated because the financial institution is an international bank.

The Company’s maximum exposure to credit risk is as follows:

	August 31, 2013	August 31, 2012
Cash	$196,837	$330,003
Trade and other receivables	27,786	17,525
Prepaid expenses and deposits	158,295	-
Balance	$382,918	$347,528

Liquidity Risk

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to fulfill planned exploration commitments on its oil and gas properties or that viable options are available to fund such commitments from new equity issuances or alternative sources such as farm-out agreements. However, as an exploration company at an early stage of development and without significant internally generated cash flow, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual exploration expenditures may exceed those planned. The current uncertainty in global markets could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. The Company has so far been able to raise the required financing to meet its obligations however, there can be no assurance that it will continue to do so in the future.

5

The following table illustrates the contractual maturities of financial liabilities:

August 31, 2013	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	$1,379,581	$1,379,581	-	-	-
Secured note payable (1)	1,013,088	1,013,088	-	-	-
Shareholders loans (1)	2,108,205	2,108,205	-	-	-
Total	$4,500,874	$4,500,874	-	-	-

August 31, 2012	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	$1,039,959	$1,039,959	-	-	-
Secured note payable (1)	946,848	946,848	-	-	-
Shareholders loans (1)	2,179,778	2,179,778	-	-	-
Total	$4,166,585	$4,166,585	-	-	-

(1)	Translated at current exchange rate.

Market Risk

Market risk represents the risk of loss that may impact the Company’s financial position, results of operations, or cash flows due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks. The Company does not use derivative financial instruments or derivative commodity instruments to mitigate this risk.

The oil and gas industry is exposed to a variety of risks including the uncertainty of finding and recovering new economic reserves, the performance of hydrocarbon reservoirs, securing markets for production, commodity prices, interest rate fluctuations, potential damage to or malfunction of equipment and changes to income tax, royalty, environmental or other governmental regulations.

Market events and conditions in recent years including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions have caused significant volatility to commodity prices. These conditions caused a loss of confidence in the broader U.S. and global credit and financial markets. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline. These factors have negatively impacted company valuations and may impact the performance of the global economy going forward. Although economic conditions improved towards the latter portion of 2009, the recovery has been slow in various jurisdictions including in Europe and the United States and has been impacted by various ongoing factors including sovereign debt levels and high levels of unemployment which continue to impact commodity prices and to result in volatility in the stock market.

The Company mitigates these risks by:

•	utilizing competent, professional consultants as support to company staff.
•	performing geophysical, geological or engineering analyses of prospects.
•	focusing on a limited number of core properties.

(i)	Commodity Price Risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by world economic events that dictate the levels of supply and demand.

The Company believes that movement in commodity prices that are reasonably possible over the next twelve month period will not have a significant impact on the Company.

6

Commodity Price Sensitivity

The following table summarizes the sensitivity of the fair value of the Company’s risk management position for the year ended August 31, 2013 and 2012 to fluctuations in natural gas prices, with all other variables held constant. When assessing the potential impact of these price changes, the Company believes that 10 percent volatility is a reasonable measure. Fluctuations in natural gas prices potentially could have resulted in unrealized gains (losses) impacting net income as follows:

	2013		2012
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Net revenue	$32,946	$27,178	$43,764	$34,672
Net loss	$(4,263,162)	$(4,268,930)	$(2,804,642)	$(2,813,374)

(ii)	Currency Risk

The Company is exposed to the fluctuations in foreign exchange rates. The prices received by the Company for the production of natural gas and natural gas liquids are primarily determined in reference to United States dollars but are settled with the Company in Canadian dollars. The Company’s cash flow for commodity sales will therefore be impacted by fluctuations in foreign exchange rates.

The Company operates in Canada and a portion of its expenses are incurred in U.S. dollars. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar could have an effect on the Company’s financial instruments. The Company does not hedge its foreign currency exposure.

The following assets and liabilities are denominated in US dollars at August 31, 2013 and August 31, 2012:

	August 31, 2013	August 31, 2012
Cash	$150,901	$311,318
Trade and other receivables	14,349	-
Exploration and evaluation assets	2,681,541	5,083,874
Prepaid expenses and deposits	150,000	-
Trade and other payables	(821,787)	(402,633)
Provisions	(265,117)	(226,494)
Derivative warrant liabilities	(1,873,290)	(1,614,996)
Shareholders’ loans	(1,733,500)	(1,883,740)
Secured notes payable	(960,000)	(960,000)
Net assets denominated in US$	$(2,656,903)	$307,329
Net asset CDN dollar equivalent at period end (1)	$(2,803,830)	$303,120
(1)	Translated at the exchange rate in effect at August 31, 2013 $1.0553 (August 31, 2012 $0.9863)

The following table shows the estimated sensitivity of the Company’s total comprehensive loss for the periods set out from a change in the U.S dollar exchange rate in which the Company has exposure with all other variables held constant.

	August 31, 2013		August 31, 2012
	Increase	Decrease	Increase	Decrease
Percentage change in US Dollar	In total comprehensive loss from a change in % in the US Exchange Rate ($)		In total comprehensive loss from a change in % in the US Exchange Rate ($)
2%	(59,178)	59,178	(6,062)	6,062
4%	(118,355)	118,355	(12,125)	12,125
6%	(177,533)	177,533	(18,187)	18,187
8%	(236,711)	236,711	(24,250)	24,250
10%	(295,888)	295,888	(30,312)	30,312

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(iii)	Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The majority of the Company’s debt is short-term in nature with fixed rates.

Based on management's knowledge and experience of the financial markets, the Company believes that the movements in interest rates that are reasonably possible over the next twelve month period will not have a significant impact on the Company.

(iv)	Fair Value of Financial Instruments

The Company’s financial instruments included on the consolidated statement of financial position as at August 31, 2013 and 2012 are comprised of cash, marketable securities, trade and other receivables, , trade and other payables, secured note payable, shareholders’ loans, provisions, and derivative warrant liabilities.

The Company classifies the fair value of financial instruments measured at fair value according to the following hierarchy based on the amount of observable inputs used to value the instrument.

• Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

• Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

• Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

	August 31, 2013		August 31, 2012
Financial Instrument Classification	Carrying Value $	Fair Value $	Carrying Value $	Fair Value $
Fair value through profit or loss:
Cash	196,837	196,837	330,003	330,003
Marketable securities	-	-	1	1
Derivative warrant liabilities	1,976,883	1,976,883	1,640,406	1,640,406
Loans and receivables:
Trade and other receivables	27,786	27,786	17,525	17,525
Other financial liabilities:
Trade and other payables	1,379,581	1,379,581	1,039,959	1,039,959
Secured note payable	1,013,088	1,013,088	946,848	946,848
Shareholders’ loans	2,108,205	2,108,205	2,179,778	2,179,778
Provisions	298,295	298,295	240,672	240,672

Cash, derivative warrant liabilities and marketable securities are stated at fair value (Level 1 measurement). The carrying value of trade and other receivables, trade and other payables, secured note payable, shareholders’ loans and provisions approximate their fair value due to the short-term maturity of these financial instruments (Level 3 measurement).

8

Capital Management

The Company’s objectives when managing capital are to ensure the Company will have sufficient financial capacity, liquidity and flexibility to funds its operations, growth and ongoing exploration and development commitments on its oil and gas interests. The Company is dependent on funding these activities through debt and equity financings. Due to long lead cycles of the Company’s exploration activities, the Company’s capital requirements currently exceed its operational cash flow generated. As such the Company is dependent upon future financings in order to maintain its flexibility and liquidity and may from time to time be required to issue equity, issue debt, adjust capital spending or seek joint venture partners.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of any underlying assets in order to meet current and upcoming obligations. Current plans for the development commitments of the Company’s Texas leases include debt or equity financing or seeking and obtaining a joint venture partner.

The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management and favorable market conditions to sustain future development of the business.

As at August 31, 2013 and August 31, 2012 and the Company considered its capital structure to comprise of shareholders equity and long-term debt.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s capital management during the year ended August 31, 2013.

The Company is not subject to any externally imposed restrictions on its capital requirements

SELECTED ANNUAL INFORMATION

The following table reflects the summary of results for the years set out.

	For the Years Ended
	August 31
	2013	2012	2011
Revenue, net of royalties	$30,062	$39,218	$56,916
Net loss	(4,266,046)	$(2,809,188)	$(430,927)
Loss per share, basic and diluted	$(0.041)	$(0.034)	$(0.007)
Assets	$6,918,196	$8,998,016	$9,575,976
Long term liabilities	$1,407,822	$1,881,078	$1,403,052

August 31, 2013 – 2012

For the year ended August 31, 2013 revenue, net of royalties was primarily attributed to declines in natural gas production volume and prices received from the Company’s Botha, Alberta property. Net loss for the year ended August 31, 2013 was $4,266,046 compared to a net loss of $2,809,188 for the year ended August 31, 2012. The increase in net loss during 2013 was primarily related to an impairment of exploration and evaluation assets in the amount of $2,690,568 partially offset by a reduction in loss on settlement of debt in the amount of $1,063,201 to $402,264 compared to a loss on settlement of debt in the amount of $1,465,465 in 2012, a reduction in general and administrative costs of $122,014 to $583,577 compared to general and administrative costs of $705,591 during 2012, stock based compensation expense of Nil compared to $170,972 in 2012. For the year ended August 31, 2013 assets decreased by $2,079,820 compared to assets of $8,998,016 for the year ended August 31, 2012. The decrease in assets for the year ended August 31, 2013 was primarily as result of an impairment in exploration and evaluation assets of $2,690,568 to $6,535,278 compared to $8,475,487 for the same period in 2012, an impairment of property and equipment of $168,954 in 2013 compared to $50,774 in 2012 and a decrease in cash during 2013 of $133,166 to $196,837 compared to cash of $330,003 in 2012. These decreases were offset by an increase in prepaid expenses and deposits of $158,295 compared to Nil in 2012 and an increase of $10,261 in accounts receivable to $27,786 compared to $17,525 in 2012. Long term liabilities decreased in fiscal 2013 by $473,256 to $1,407,822 compared to $1,881,078 in 2012. These decreases are primarily a result of a reallocation of derivative warrant liabilities in the amount of $688,803 to current liabilities and a reallocation $178,553 of long term provisions to current liabilities. During fiscal 2013 the Company issued 1,124,895 common share purchase warrants exercisable at US$0.50 and 179,983 common share purchase broker warrants exercisable at US$0.25 expiring September 25, 2015. The amounts allocated to long term derivative warrant liabilities based on fair value using the Black Scholes model was $163,541 and $44,895, respectively.

9

August 31, 2012 – 2011

For the year ended August 31, 2012 revenue decreased compared to revenue in the prior period as a result of lower natural gas prices received from the Company’s Botha, Alberta property. Net loss for the year ended August 31, 2012 was $2,809,188 compared to a net loss of $430,927 for the year ended August 31, 2011. The increase in net loss during 2012 was primarily related to a loss on settlement of debt in the amount of $1,465,465 compared to Nil in 2011, stock based compensation expenses of $170,972 compared to Nil in 2011, an unrealized loss on derivative warrant liabilities of $46,655 versus a gain of $126,410 for the year ended August 31, 2011 and higher administrative costs of $705,591 compared to 502,474 in the prior period in 2011. For the year ended August 31, 2012 assets decreased by $577,960 to $8,998,016 compared to $9,575,976 for the same period in 2011. The decrease in assets is primarily a result of a decrease in exploration and evaluation assets of $520,391 and a decrease of $68,000 in property and equipment. The decreases in exploration and evaluation assets are attributed to the cancellation of 3,418,468 common shares and 1,709,234 common shares purchase warrants that had been issued August 31, 2010 as partial consideration of the purchase price for Dyami Energy and held in escrow pending the satisfaction of certain conditions precedent to their release on August 31, 2012. The conditions precedent had not been satisfied and the time allowed for performance expired and the Company recorded a reduction of $2,091,616 in exploration and evaluation assets. In addition, the company incurred expenditures of $1,559,763 versus $3,262,782 in 2011 on the leases in Zavala County, Texas. Long term liabilities increased in fiscal 2012 by $478,026 to $1,881,078 compared to $1,403,052 in 2011 as a result of increases in provisions and derivative warrant liabilities.

RESULTS OF OPERATIONS

Historical	For the Years Ended
Production	August 31
	2013	2012	2011
Natural gas – mcf/d	37	54	53
Historical Prices
Natural Gas - $/mcf	$2.15	$2.24	$3.68
Royalties costs - $/mcf	$0.62	$0.57	$0.76
Production costs - $/mcf	$0.62	$.055	$2.68
Net back - $/mcf	$0.89	$1.16	$0.24
Operations
Revenue, net of royalties	$30,062	$39,218	$56,916
Net loss	$(4,266,046)	$(2,809,188)	$(430,927)
Loss per share, basic and diluted	$(0.041)	$(0.034)	$(0.007)

Production Volume

For the year ended August 31, 2013 average natural gas sales volumes decreased by 17 mcf/d to 37 mcf/d compared to 54 mcf/d for the same period in 2012. Total production volume for the year ended August 31, 2013 was 13,431 mcf compared to 19,593 mcf for the twelve month period ended August 31, 2012.

For the year ended August 31, 2012 average natural gas sales volumes remained relatively consistent at 54 mcf/d compared to 53 mcf/d for the same period in 2011. Total production volume for the year ended August 31, 2012 was 19,593 mcf compared to 19,500 mcf for the same twelve month period in 2011.

Commodity Prices

For the year ended August 31, 2013 average natural gas prices received per mcf decreased by 4% to $2.15 compared to $2.24 for the year ended August 31, 2012.

For the year ended August 31, 2012 average natural gas prices received per mcf decreased by 39% to $2.24 compared to $3.68 for the year ended August 31, 2011.

The decrease in average natural gas prices received was attributed to lower commodity prices for natural gas and the shut in of the wells for the twelve months ended August 31, 2013.

10

Revenue, Net of Royalties	For the Years Ended
	August 31,
	2013	2012	2011
Natural gas sales	$38,620	$44,408	$71,786
Royalties	(8,558)	(5,190)	(14,870)
Revenue, net of royalties	$30,062	$39,218	$56,916

Natural gas sales for the year ended August 31, 2013 was down $5,788 to $38,620 compared to $44,408 for the year ended August 31, 2012.

Natural gas sales for the year ended August 31, 2012 was down $27,378 to $44,408 compared to $71,786 for the year ended August 31, 2011.

The decrease in sales for the twelve month period ended August 31, 2013 and 2012 was attributed to lower commodity prices received for natural gas and lower production volume.

Royalties for the year ended August 31, 2013 were up $3,368 to $8,558 versus $5,190 for the same twelve month period in 2012. The increase during fiscal 2013 was attributed to receipt of royalty credits in fiscal 2012.

Royalties for the year ended August 31, 2012 were $5,190 versus $14,870 for the comparable twelve month period in 2011. The decrease in royalties for the year ended August 31, 2012 was primarily attributed to receipt of royalty credits in the current year.

Revenue, net of royalties for the year ended August 31, 2013 decreased by 23% to $30,062 compared to $39,218 for the same twelve month period in 2012

Revenue, net of royalties for the year ended August 31, 2012 decreased by 31% to $39,218 compared to $56,916 for the same twelve month period in 2011.

Operating Costs

For year ended August 31, 2013 operating costs were $9,234 down $19,237 compared to operating costs of $28,471 for the year ended August 31, 2012. The decrease in operating costs for the year ended August 31, 2013 was primarily a result of lower production volume and the shut in of the Company’s Botha, Alberta wells.

For year ended August 31, 2012 operating costs were $28,471 down $23,719 compared to operating costs of $52,190 for the year ended August 31, 2011. The decrease in operating costs twelve months ended August 31, 2012 was attributed to credits for gas processing charges.

Depletion and Accretion

Depletion and accretion for the year ended August 31, 2013 decreased by $7,226 to $13,283 compared to $20,509 for the year ended August 31, 2012. The decrease in depletion and accretion for the twelve months ended August 31, 2013 was primarily attributed to lower production volume and the shut in of the Company’s Botha, Alberta wells.

Depletion and accretion for the year ended August 31, 2012 decreased by $3,403 to $20,509 compared to $23,912 for the year ended August 31, 2011. The decrease in depletion and accretion for the twelve months ended August 31, 2012 was primarily attributed to lower carrying costs for the Company’s Botha, Alberta property.

11

General and Administrative Expenses	For the Years Ended
	August 31,
	2013	2012	2011
Professional fees	$251,165	$352,315	$210,633
Head office costs	48,850	55,500	46,499
Management fees	75,000	75,000	56,250
Transfer and registrar costs	7,591	29,172	15,380
Shareholders information	33,017	39,708	46,181
Office and general costs	5,179	16,385	16,141
Advisory fees	65,724	46,192	-
Directors fees	3,200	4,100	2,100
Salaries and wages	-	-	44,061
Reserve report fees	10,059	5,655	7,011
Consulting fees and expenses	83,792	81,564	58,218
Total	$583,577	$705,591	$502,474

General and administrative expenses for the year ended August 31, 2013 were $122,014 lower to $583,577 compared to $705,591 for the year ended August 31, 2012. The decrease in expenses during fiscal 2013 was primarily attributed to a decrease in professional fees of $101,150 to $251,165 compared to $352,315 in 2012. In addition, during fiscal 2013 the Company recorded a decrease in transfer and registrar costs of $21,581 to $7,591 compared to $29,172 for the year ended August 31, 2012. During fiscal 2012 the Company completed a forward stock split which resulted in higher costs incurred during the year ended August 31, 2012. During the year ended August 31, 2013 advisory fees increased by $19,532 to $65,724 compared to $46,192 for the same twelve month period in 2012.

General and administrative expenses for the year ended August 31, 2012 were $203,117 higher to $705,591 compared to $502,474 for the year ended August 31, 2011. The increase in expenses during 2012 was primarily attributed to an increase in professional fees of $141,682 to $352,315 compared to $210,633 in 2011. These professional fee increases are primarily related to litigation costs incurred related to the Matthews Lease, Texas. In addition, the Company recorded an increase of $23,346 in consulting fees compared to Nil in the prior period, an increase in advisory fees of $46,192 compared to Nil in 2011, Also, during fiscal 2012 management fees increased by $18,750 transfer and registrar costs increased by $13,792. For the year ended August 31, 2011 salaries and wages were $44,061 compared to Nil in the current year.

Marketing and Public Relations

For the year ended August 31, 2013, the Company incurred marketing and public relations costs of $25,763 versus $46,272 for the year ended August 31, 2012.

For the year ended August 31, 2012, the Company incurred marketing and public relations costs of $46,272 compared to $88,569 in the comparable twelve month period ended August 31, 2011.

Impairment Loss on Property and Equipment

For the year ended August 31, 2013 the Company recorded an impairment loss of $168,954 on its Alberta, Canada property as a result of no reserves or value being assigned by an independent reserves evaluator versus an impairment loss of $50,774 in 2012. During fiscal 2013, the remaining wells in the gas unit watered out and were shut in and the operator of the natural gas unit does not intend on reactivating or remediating the wells.

For the twelve months ended August 31, 2012 the Company recorded an impairment loss of $50,774 on its Alberta, Canada property as a result of an evaluation prepared by an independent reserves evaluator versus an impairment loss of $48,249 for the twelve months ended August 31, 2011. The evaluations were based on future pre-tax cash flows of the proved and probable reserves using forecast prices and discounted by 10%.

Impairment Loss on Exploration and Evaluation Assets

As at and for the year ended August 31, 2013, the Company record an impairment of $2,690,568 on its Murphy Lease, Zavala County, Texas based on the amount for which management believes the assets could be sold or farmed out in an arms’ length transaction, less estimated costs to sell compared to Nil in the prior period in 2012.

12

Interest Expense

For the year ended August 31, 2013 the Company recorded interest costs of $76,783 versus interest costs of $88,789 for the year ended August 31, 2011. The decrease in interest costs during the year ended August 31, 2013 was attributed to decreases in shareholders’ loans.

For the year ended August 31, 2012 the Company incurred interest of $88,789 versus interest costs of $68,199 for the year ended August 31, 2011. The overall increase in interest for fiscal 2012 was attributed to increases in shareholders’ loans.

Loss (Gain) on Derivative Warrant Liabilities

For the year ended August 31, 2013, the Company recorded an unrealized loss on derivative warrant liabilities of $128,041 compared to an unrealized loss of $46,655 for the year ended August 31, 2012.

For the year ended August 31, 2012, the Company recorded an unrealized loss on derivative warrant liabilities of $46,655 compared to an unrealized gain of $126,410 for the year ended August 31, 2011.

The Company has warrants issued with an exercise price in US dollars which is different to the functional currency of the Company (Canadian Dollars) and accordingly the warrants are treated as a derivative financial liability and the fair value movement during the period is recognized in the statement of operations.

Loss (Gain) on Foreign Exchange

For the year ended August 31, 2013 the Company recorded a loss on foreign exchange of $197,640 versus a loss on foreign exchange of $36,283 for year ended August 31, 2012.

For the year ended August 31, 2012 the Company recorded a loss on foreign exchange of $36,283 versus a gain on foreign exchange of $161,340 for the same twelve month period in 2011.

These foreign exchange gains and losses are attributed to the translation of monetary assets and liabilities not denominated in the functional currency of the Company.

Loss on Settlement of Debt

For the year ended August 31, 2013 the Company recorded a loss on settlement of debt in the amount of $402,264 compared to $1,465,465 for the same twelve month period in 2012. During fiscal 2013, the Company issued 23,662,569 common shares as full settlement of shareholders’ loans in the amount of $198,333 and interest due on shareholders’ loans in the amount of $345,906. The amount allocated to common shares based on fair value was $946,503 and $402,264 was recorded as a loss on settlement of debt.

For the year ended August 31, 2012 the Company recorded a loss on settlement of debt in the amount of $1,465,465 compared to Nil for the same twelve month period in 2011. During the year ended August 31, 2012, the Company issued 3,278,392 common shares as full settlement of interest due on shareholders’ loans in the amount of $369,886. The amount allocated to common shares based on fair value was $440,136 and $70,250 was recorded as a loss on settlement of debt. In addition, the Company converted debt and shareholders’ loans of $857,500 through the issuance of 17,150,000 units in the capital of the Company. The fair value of the units issued on the settlement date was $2,252,715 and $1,395,215 was recorded as a loss on settlement of debt.

Write down of Marketable Securities

For the year ended August 31, 2013 the fair value of the securities was written down to Nil (August 31, 2012 and 2011 fair value - $1).

Compensation Expense on Re-pricing Units

For the year ended August 31, 2013 the Company recorded compensation expense on re-pricing units of Nil compared to $188,625 in the prior year 2012.

For the year ended August 31, 2012 the Company recorded compensation expense on re-pricing units of $188,625 compared to Nil in the prior year 2011. On April 13, 2012, the Company completed private placements for gross proceeds of $748,425 through the issuance of 3,000,000 units at a price of US$0.25 per unit. The Company re-priced the offering at US$0.20 and issued an additional 750,000 units on July 27, 2012. The fair value of the 750,000 units based on the new offering price was determined to be $188,625 and was recorded on the statement of operations.

13

Stock Based Compensation Expense

For the year ended August 31, 2013 the Company recorded stock based compensation of Nil compared to $95,910 for the same period in 2012.

For the year ended August 31, 2012 the Company recorded stock based compensation of $95,910 compared to Nil for the same period in 2011. On March 1, 2012, the Company granted options to purchase 600,000 common shares to directors and recorded non-cash stock based compensation expense of $95,910.

Stock Based Compensation-Non Employees

For the year ended August 31, 2013 the Company recorded stock based compensation to non-employees of Nil compared to $75,062 for the same period in 2012.

For the year ended August 31, 2012 the Company recorded stock based compensation to non-employees of $75,062 compared to Nil for the same period in 2011. On March 1, 2012, the Company granted options to purchase 400,000 common shares to a consultant and recorded non-cash stock based compensation expense of $63,940 and on July 24, 2012, the Company granted options to purchase 50,000 stock options to a consultant of the Company and recorded non-cash share based compensation expense of $11,122.

Gain on Disposal of Marketable Securities

For the year ended August 31, 2013 the Company recorded a gain on disposal of marketable securities of Nil compared to Nil for the same twelve month period in 2012.

For the year ended August 31, 2012 the Company recorded a gain on disposal of marketable securities of Nil compared to $8,000 for the same twelve month period in 2011.

Net Loss

Net loss for the year ended August 31, 2013 was $4,266,046 compared to a net loss of $2,809,188 for the year ended August 31, 2012. The increase in net loss was primarily related to an impairment of exploration and evaluation assets in the amount of $2,690,568 compared to Nil in 2012 and an impairment of property and equipment of $168,954 compared to $50,774 in 2012. These increases were partially offset by a reduction in loss on settlement of debt in the amount of $1,063,201 to $402,264 compared to a loss on settlement of debt in the amount of $1,465,465 in 2012, a reduction in general and administrative costs of $122,014 to $583,577 compared to general and administrative costs of $705,591 during 2012 and a reduction stock based compensation expense of Nil compared to $170,972 in 2012.

Net loss for the year ended August 31, 2012 was $2,809,188 compared to a net loss of $430,927 for the year ended August 31, 2011. The increase in net loss during 2012 was primarily related to a loss on settlement of debt in the amount of $1,465,465 compared to Nil in 2011, stock based compensation expenses of $170,972 compared to Nil in 2011 an unrealized loss on derivative warrant liabilities of $46,655 versus a gain of $126,410 for the year ended August 31, 2011 and compensation expense on re-pricing units of $188,625 compared to Nil in 2011. During fiscal 2012, general and administrative costs increased by $203,117 to $705,591 compared to $502,474 for the same period in 2011.

Gain (Loss) on Translation or Foreign Subsidiary

For the year ended August 31, 2013 the Company recorded a gain on translation of foreign subsidiary of $314,120 versus a loss of $160 for the year ended August 31, 2012.

For the year ended August 31, 2012 the Company incurred a loss on translation of foreign subsidiary of $160 versus a loss of $109,303 for the year ended August 31, 2011.

These losses are related to translation differences between Dyami Energy’s and Zavala Inc’s US dollar functional currency converted into Canadian dollars at the period end exchange rates, and the results operations converted at average rates of exchange for the period.

14

Comprehensive Loss

Comprehensive loss for the year ended August 31, 2013 was $3,951,926 compared to a comprehensive loss of $2,809,348 for the year ended August 31, 2012.

Comprehensive loss for the year ended August 31, 2012 was $2,809,348 compared to a comprehensive loss of $540,230 for the year ended August 31, 2011.

Loss per Share, Basic and Diluted

Basic and diluted net loss per share for the year ended August 31, 2013 was $0.041 compared to a basic and diluted net loss per share of $0.034 for the same period in 2012.

Basic and diluted net loss per share for the year ended August 31, 2012 was $0.034 compared to a basic and diluted net loss per share of $0.007 for the same period in 2011.

SUMMARY OF QUARTERLY RESULTS

The following tables reflect the summary of quarterly results for the periods set out.

	2013	2013	2013	2012
For the quarter ending	August 31	May 31	February 29	November 30
Revenue, net of royalties	$171	$10,206	$9,787	$9,898
Net loss for the period	$(3,557,922)	$(116,520)	$(374,673)	$(216,931)
Loss per share, basic and diluted	$(0.034)	$(0.001)	$(0.004)	$(0.002)

Fiscal 2013

Revenue, net of royalties for the four quarters fluctuated as a result of changes in production volume and commodity prices. In addition during fiscal 2013 the remaining wells in the Company’s Botha, Alberta property watered were shut in. During the quarter ended August 31, 2013, the Company recorded an impairment of exploration and evaluation assets in the amount of $2,690,568, an impairment of property and equipment of $168,954 and a loss on settlement of debt in the amount of $402,264. During the three months ended February 2013 the Company recorded a loss on foreign exchange of $111,369. Other changes in net loss during the quarters were primarily related to increases in general and administrative costs, gain or loss on foreign exchange and the fair value movement of derivative warrant liabilities during the respective periods.

	2012	2012	2012	2011
For the quarter ending	August 31	May 31	February 29	November 30
Revenue, net of royalties	$5,764	$13,275	$8,377	$11,802
Net loss for the period	$(354,808)	$(646,429)	$(1,466,298)	$(341,653)
Loss per share, basic and diluted	$(0.005)	$(0.008)	$(0.040)	$(0.010)

Fiscal 2012

Revenue, net of royalties for the four quarters fluctuated as a result of changes in production volume and commodity prices. The material changes in net income or loss during the quarters is primarily related to increases in general and administrative costs, gain or loss on foreign exchange and the fair value movement of derivative warrant liabilities during the respective periods. During the quarter ended February, 2012 the Company recorded a loss on settlement of debt of $1,448,361. During the quarter ended May 31, 2012 the Company recorded $159,850 in stock based compensation expenses. During the year ended August 31, 2012, the Company recorded compensation expense on re-pricing units of $188,625 and an impairment of property and equipment in the amount of $50,744.

15

FOURTH QUARTER RESULTS

Historical	For the Three Months Ended
Production	August 31
	2013	2012
Natural gas – mcf/d	-	54
Historical Prices
Natural Gas - $/mcf	$-	$1.92
Royalties costs - $/mcf	$-	$0.38
Production costs - $/mcf	$-	$0.54
Net back - $/mcf	$-	$1.00
Operations
Revenue, net of royalties	$-	$5,764
Net loss	$(3,557,922)	$(354,808)
Loss per share, basic and diluted	$(0.034)	$(0.005)

Production Volume

For the three months ended August 31, 2013 average natural gas sales volumes Nil mcf/d compared to 54 mcf/d for the same period in 2012. Total production volume for the three months ended August 31, 2013 was Nil mcf compared to 5,008 mcf for the same twelve month period in 2012. During the three months ended August 31, 2013, the Company’s wells in the Botha Property, Alberta watered out and were shut in. The operator does not intend on reactivating or remediating the wells.

Commodity Prices

For the three months ended August 31, 2013 average natural gas prices received per mcf was Nil compared to $1.92 for the three months ended August 31, 2012. The decrease in average natural gas prices received was attributed to lower commodity prices for natural gas and the shut in of the wells for the three months ended August 31, 2013.

Revenue, Net of Royalties	For the Three Months Ended
	August 31,
	2013	2012
Natural gas sales	$1,395	$9,670
Royalties	(1,224)	(3,906)
Revenue, net of royalties	$171	$5,764

Natural gas sales for the three months ended August 31, 2013 was down $8,275 to $1,395 compared to $$9,670 for the three months ended August 31, 2012. The decrease in sales for the three month period ended August 31, 2013 was attributed to lower production volume primarily due to the shut in of the Company’s Botha, Alberta wells.

Royalties for the three months ended August 31, 2013 were $1,224 versus $3,906 for the comparable three month period in 2012. The decrease in royalties for the three months ended August 31, 2013 was primarily attributed to receipt of royalty credits in the prior three month period in 2011.

As a result of the above, revenue, net of royalties for the three months ended August 31, 2013 decreased by 97% to $171 compared to $5,764 for the same three month period in 2012.

Operating Costs

For three months ended August 31, 2013 the Company incurred operating costs of $1,473 versus a recovery of operating costs of in the amount of $31,277 for the same three month period ended August 31, 2012. The recovery of operating costs during three months ended August 31, 2012 was attributed to credits for gas processing charges. Reduced operating costs for the three months ended August 31, 2013 was primarily a result of the shut in of the Company’s Botha, Alberta wells.

Depletion and Accretion

Depletion and accretion for the three months ended August 31, 2013 decreased by $4,396 to $990 compared to $5,386 for the three months ended August 31, 2012. The decrease in depletion and accretion for the three months ended August 31, 2013 was primarily attributed to lower production volume from the Company’s Botha, Alberta property.

16

General and Administrative Expenses	For the Three Months Ended
	August 31
	2013	2012
Professional fees	$80,208	$190,656
Head office costs	11,250	19,500
Management fees	18,750	18,750
Transfer and registrar costs	2,629	2,116
Shareholders information	933	3,063
Office and general costs	523	2,092
Directors fees	700	700
Reserve report fees	5,500	4,000
Consulting fees and expenses	43,211	28,733
Advisory fees	-	46,192
Total	$163,704	$315,802

General and administrative expenses for the three months ended August 31, 2013 were $152,096 lower to $163,704 compared to $315,802 for the year ended August 31, 2012. The decrease in expenses during 2013 was primarily attributed to a decrease in professional fees of $110,448 to $80,208 compared to $190,656 in 2012. Higher professional fees in 2012 were primarily attributed to litigation costs related to the Matthews Lease, Texas. In 2013, the Company incurred advisory fees of Nil compared to $46,192 in 2012. During the three month period in fiscal 2013, head office costs decreased by $8,250 to $11,250 compared to $19,500 for the three months ended in fiscal 2012. During the three months ended August 31, 2013 consulting fees and expenses increased by $14,478 to $43,211 compared to $28,733 in the prior three month period.

Marketing and Public Relations

For the three months ended August 31, 2013, the Company incurred marketing and public relations costs of $13,085 compared to Nil in the comparable three month period in 2012.

Impairment Loss on Property and Equipment

For the three months ended August 31, 2013 the Company recorded an impairment loss of $168,954 on its Alberta, Canada property as a result of no reserves or value being assigned by an independent reserves evaluator versus an impairment loss of $50,774 in 2012. During the quarter in fiscal 2013, the remaining wells watered out and were shut in and the operator of the wells does not intend on reactivating or remediating the wells. The evaluations were based on future pre-tax cash flows of the proved and probable reserves using forecast prices and discounted by 10%.

Impairment Loss on Exploration and Evaluation Assets

For the three month ended August 31, 2013, the Company record an impairment of $2,690,568 on its Murphy Lease, Zavala County, Texas based on the amount for which management believes the assets could be sold or farmed out in an arms’ length transaction, less estimated costs to sell compared to Nil in the prior period in 2012.

Interest Expense

For the three months ended August 31, 2013 the Company incurred interest of $15,412 versus interest costs of $22,931 for the three months ended August 31, 2012. The decrease in interest for the quarter in 2013 was attributed to decreases in shareholders’ loans.

Loss (Gain) on Derivative Warrant Liabilities

For the three months ended August 31, 2013, the Company recorded an unrealized loss on derivative warrant liabilities of $38,375 compared to an unrealized loss of $46,604 for the three months ended August 31, 2012.

The Company has warrants issued with an exercise price in US dollars which is different to the functional currency of the Company (Canadian Dollars) and accordingly the warrants are treated as a derivative financial liability and the fair value movement during the period is recognized in the statement of operations.

Loss (Gain) on Foreign Exchange

For the three months ended August 31, 2013, the Company recorded a loss on foreign exchange of $197,643 versus a gain on foreign exchange of $156,186 for the same three month period in 2012.

17

These foreign exchange gains and losses are attributed to the translation of monetary assets and liabilities not denominated in the functional currency of the Company.

Loss on Settlement of Debt

For the three months ended August 31, 2013 the Company recorded a loss on settlement of debt in the amount of $ 402,264 compared to Nil for the same three month period in 2012.

During the quarter in fiscal 2013, the Company issued 23,662,569 common shares as full settlement of shareholders’ loans in the amount of $198,333 and interest due on shareholders’ loans in the amount of $345,906. The amount allocated to common shares based on fair value was $946,503 and $402,264 was recorded as a loss on settlement of debt.

Write down of Marketable Securities

For the three months ended August 31, 2013 the fair value of the securities was written down to Nil (August 31, 2012 fair value - $1).

Stock Based Compensation-Non Employees

For the three months ended August 31, 2013 the Company recorded stock based compensation of Nil compared to $11,122 for the same period in 2012.

On July 24, 2012, the Company granted options to purchase 50,000 stock options to a consultant of the Company and recorded non-cash share based compensation expense of $11,122.

Compensation Expense on Re-pricing Units

For the three months ended August 31, 2013 the Company recorded compensation expense on re-pricing units of Nil compared to $188,625 for the same three month period in 2012.

On April 13, 2012, the Company completed private placements for gross proceeds of $748,425 through the issuance of 3,000,000 units at a price of US$0.25 per unit. The Company re-priced the offering at US$0.20 and issued an additional 750,000 units on July 27, 2012. The fair value of the 750,000 units based on the new offering price was determined to be $188,625 and was recorded on the statement of operations.

Net Loss

Net loss for the three months ended August 31, 2013 increased by $3,203,115 to $3,557,922 compared to a net loss of $354,808 for the three ended August 31, 2012. The increase in net loss during 2013 was primarily related to an impairment of exploration and evaluation assets in the amount of $2,690,568 versus Nil in the 2012 period, a loss on settlement of debt in the amount of $402,264 compared to Nil in the 2012 period, an increase in foreign exchange loss of $219,451 to $63,265 versus a foreign exchange gain of $156,186 during 2012, and an increase in impairment of property and equipment of $118,180 to $168,954 compared to an impairment of $50,774 for the same period in 2012. The increases during three month period in 2013 were partially offset by a decrease in compensation expense on re-pricing of unit of $188,625 to Nil compared to $188,625 in 2012 and a decrease in general and administrative costs of $152,096 to $163,706 compared to $315,802 for the same three month period in the 2012 period.

Gain (Loss) on Translation of Foreign Subsidiary

For the three months ended August 31, 2013 the Company incurred a gain on translation of foreign subsidiary of $98,027 versus a loss of $96,043 for the same period in 2012.

These losses are related to translation differences between Dyami Energy’s and Eagleford Zavala’s US dollar functional currency converted into Canadian dollars at the period end exchange rates, and the results operations converted at average rates of exchange for the period.

Comprehensive Loss

Comprehensive loss for the three months ended August 31, 2013 was $3,459,895 compared to a comprehensive loss of $$450,851 for the three months August 31, 2012.

18

Loss per Share, Basic and Diluted

Basic and diluted net loss per share for the three months ended August 31, 2013 was $0.034 compared to basic and diluted net loss per share of $0.005 for the same period in 2012.

CAPITAL EXPENDITURES

For the year ended August 31, 2013, the Company recorded additions to exploration and evaluation assets of $404,818 on its Leases located in Zavala County, Texas ($1,559,763 August 31, 2012).

The Company expects that its capital expenditures will increase in future reporting periods as the Company incurs costs to explore and develop its oil and gas properties.

FINANCING ACTIVITIES

During the year ended August 31, 2013 the Company completed financings through the issuance of 2,249,790 units in the capital of the Company for net proceeds of $405,650.

During the year ended August 31, 2012, the Company issued 23,662,569 common shares as full settlement of shareholder loans and interest due on shareholders’ loans of $198,333 and $345,906 respectively.

LIQUIDITY AND CAPITAL RESOURCES

Cash as of August 31, 2013 was $196,837 compared to cash of $330,003 at August 31, 2012. During the year ended August 31, 2013 the Company raised net proceeds of $405,650 through the issuance of share capital.

For the year ended August 31, 2013 the primary use of funds was related to exploration expenditures incurred on the Company’s leases located in Zavala County, Texas and administrative expenses. The Company’s working capital deficiency at August 31, 2013 was $4,985,312 compared to a working capital deficiency of $3,819,056 at August 31, 2012.

Our current assets of $382,918 as at August 31, 2013, ($347,529 as of August 31, 2012) include the following items: cash $196,837 ($330,003 as of August 31, 2012); marketable securities Nil ($1 as of August 31, 2012); trade and other receivables $27,786 ($17,525 as of August 31, 2012); and prepaid expenses and deposits of $158,295 (Nil as of August 31, 2012).

Our current liabilities of $5,368,230 as of August 31, 2013 ($4,166,585 as of August 31, 2012) include the following items: trade and other payables $1,379,581 ($1,039,959 as of August 31, 2012); shareholders’ loans $2,108,205 ($2,179,778 as of August 31, 2012); secured note payable of $1,013,088 ($946,848 as of August 31, 2012); and derivative warrant liabilities of $688,803 (Nil as of August 31, 2012); and provisions $178,553 (Nil as of August 31, 2012).

At August 31, 2013 the Company had outstanding the following common share purchase warrants: 21,050,948 warrants exercisable at $0.04 per share; 19,150,000 warrants exercisable at $0.05 per share; 8,121,627 warrants exercisable at US$0.50 per share; and 1,025,983 warrants exercisable at US$0.25. If any of these common share purchase warrants are exercised it would generate additional capital for us.

Management of the Company recognizes that cash flow from operations is not sufficient to expand its oil and gas operations and reserves or meet its working capital requirements. The Company has liquidity risk which necessitates the Company to obtain debt financing, enter into joint venture arrangements, or raise equity. There is no assurance the Company will be able to obtain the necessary financing in a timely manner.

The Company’s past primary source of liquidity and capital resources has been proceeds from the issuance of share capital, shareholders’ loans and cash flow from oil and gas operations.

If the Company issued additional common shares from treasury it would cause the current shareholders of the Company dilution.

19

Outlook and Capital Requirements

A part of our oil and gas development program, we anticipate further expenditures to expand our existing portfolio of proved reserves. Amounts expended on future exploration and development is dependent on the nature of future opportunities evaluated by us. Any expenditure which exceeds available cash will be required to be funded by additional share capital or debt issued by us, or by other means. Our long-term profitability will depend upon our ability to successfully implement our business plan.

PROVISIONS

	Decommissioning Provisions (Note a)	Other Provisions (Note b)	Total Provisions
Balance, August 31, 2011	$64,688	$61,144	$125,832
Accretion expense	2,464	-	2,464
Additions	41,243	64,866	106,109
Change in estimate	7,365	-	7,365
Foreign exchange	(1,005)	(93)	(1,098)
Balance, August 31, 2012	114,755	125,917	240,672
Accretion expense	3,071	-	3,071
Change in estimate	(5,104)	-	(5,104)
Additions	-	169,196	169,196
Reductions	-	(125,917)	(125,917)
Foreign exchange	7,020	9,357	16,377
Balance, August 31, 2013	$119,742	$178,553	$298,295

a)          Decommissioning Obligations

The Company’s decommissioning obligations result from its ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The total decommissioning obligation is estimated based on the Company’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities, and the estimated timing of the costs to be incurred in future years. The Company has estimated the net present value of decommissioning obligations to be $119,742 at August 31, 2013 (August 31, 2012 $114,755) based on an undiscounted total future liability of $166,578 (August 31, 2012 $158,974). These payments are expected to be incurred between fiscal 2014 and 2031. The discount factor, being the risk free rate related to the liability is 3.09% (August 31, 2012 2.37%).

The above amounts have been classified as long term.

b)          Other Provisions

In February 2013, a vendor of Dyami Energy applied a lien on the Murphy #4 well and filed a claim in the District Court of Zavala County, Texas (Case No. 13-02-12941-ZCV) seeking payment of US$169,196 for services. Dyami Energy is disputing the amount on the basis of negligence by the vendor and the Company filed a counter claim. The full amount of the provision has been recorded and any legal costs will be expensed as incurred. The outcome of this claim is uncertain at this time

The above amount has been classified as short term, however not discounted as the impact to the consolidated financial statements is considered immaterial.

In May 2012 a vendor of Dyami Energy filed a claim in the District Court of Harris County, Texas seeking payment of US$64,866. Dyami Energy was disputing the amount charged due to faulty equipment. The full amount of the provision which was accrued in the prior year 2012 has been reversed in 2013 as the vendor is no longer in good standing as a Texas corporation and the vendor’s attorney filed in the District Court of Harris County, Texas a motion to withdraw as counsel.

In December 2011, a vendor of Dyami Energy filed a claim in the District Court of Harris County, (Case No. 2011-74035/Court: 113) seeking payment of US$62,800. Dyami Energy disputed the claim on the basis of excessive charges. In December 2013 an agreed final judgment in favor of the vendor was entered into court in the amount of $42,803 and post judgment interest at 5% per annum until paid in full.

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SECURED NOTES PAYABLE

At August 31, 2011 the Company had a secured promissory note payable to Source Re Work Program, Inc. (“Source”) in the amount of US$75,000. On September 1, 2011 the Company paid the secured promissory note of US$75,000 together with accrued interest to August 31, 2011 of US$6,250.

At August 31, 2013 and 2012, the Company had a US$960,000, 10% per annum secured promissory note payable to Benchmark Enterprises LLC (August 31, 2012 US$960,000). The note and all unpaid and accrued interest was due on or before August 31, 2013, or within 15 days of written demand to the Company, or upon the Company closing a cash financing or series of cash financings in excess of US$2,500,000 in which case fifty cents of every one dollar exceeding US$2,500,000 will be allocated to the secured note until paid in full. As of the date of the consolidated financial statements, the Company had not received written demand for payment. For the year ended August 31, 2013 the Company recorded interest of $101,309 (August 31, 2012 $83,947. At August 31, 2013 included in trade and other payables is interest of $169,033 (August 31, 2012 $63,296). During the year ended August 31, 2012 the Company issued 1,030,812 common shares as full settlement of interest due in the amount of $103,021. The note is secured by Zavala Inc’s interest in the Matthews Lease and Dyami Energy’s interest in the Murphy Lease, Zavala County, Texas (the “Leases”). The carrying value of their interests in the Leases at August 31, 2013 was $2,829,830 (August 31, 2012 $4,645,534). The Company may, in its sole discretion, prepay any portion of the principal amount.

DERIVATIVE WARRANT LIABILITIES

The Company has warrants issued with an exercise price in US dollars which are different from the functional currency of the Company (Canadian Dollars) and accordingly the warrants are treated as a financial liability and the fair value movement during the period is recognized in the profit or loss. The Company recorded loss on derivative warrant liabilities of $128,041 during the year ended August 31, 2013 (August 31, 2012: $46,655). For the three months ended August 31, 2013 the Company recorded a loss of $38,375 (May 31, 2012: $46,604).

The following table sets out the changes in derivative warrant liabilities during the respective periods.

	Number of Warrants*	Fair Value Assigned	Average Exercise Price US $
As at August 31, 2011	4,409,178	$1,576,269	$0.52
Warrants expired	(990,712)	(318,552)	0.58
Warrants issued	5,287,500	799,520	0.50
Broker warrants issued	846,000	212,001	0.25
Warrants cancelled	(1,709,234)	(675,487)	0.50
Change in fair value estimates	-	46,655	-
As at August 31, 2012	7,842,732	1,640,406	0.47
Warrants issued	1,124,895	163,541	0.50
Broker warrants issued	179,983	44,895	0.25
Change in fair value estimates	-	128,041	-
As at August 31, 2013	9,147,610	1,976,883	$0.50

* Reflects the March 16, 2012 two-for-one stock split

On August 31, 2010, the Company issued 3,418,468 common share purchase warrants exercisable at US$0.50 per common share until August 31, 2014. On August 31, 2012 1,709,234 common share purchase warrants were cancelled and the fair value measured using the Black Scholes valuation model was $675,487. The remaining 1,709,232 warrants, translated at the current exchange rate have been reclassified as short term.

On December 10, 2011 593,808 warrants expired and the fair value measured using the Black Scholes valuation model of $179,113 was recorded as an increase to contributed surplus.

On June 10, 2012 296,904 warrants expired and the fair value measured using the Black Scholes valuation model of $99,999 was recorded as an increase to contributed surplus.

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On May 4, 2012, 100,000 expired and the fair value measured using the Black Scholes valuation model of $39,440 was recorded as an increase to contributed surplus.

On April 13, 2012 and July 27, 2012 the Company issued 1,875,000 common share purchase warrants exercisable at US$0.50 and 300,000 common share purchase broker warrants exercisable at US$0.25 expiring April 13, 2015. The fair value measured using the Black Scholes valuation model was $338,813 and $92,114, respectively.

On July 20, 2012 the Company issued 912,500 common share purchase warrants exercisable at US$0.50 and 146,000 common share purchase broker warrants exercisable at US$0.25 expiring July 20, 2015. The fair value measured using the Black Scholes valuation model was $124,288 and $33,454, respectively.

On August 7, 2012 the Company issued 2,500,000 common share purchase warrants exercisable at US$0.50 and 400,000 common share purchase broker warrants exercisable at US$0.25 expiring August 7, 2015. The fair value measured using the Black Scholes valuation model was $336,419 and $86,433, respectively.

On September 25, 2012 the Company issued 1,124,895 common share purchase warrants exercisable at US$0.50 and 179,983 common share purchase broker warrants exercisable at US$0.25 expiring September 25, 2015. The fair value measured using the Black Scholes valuation model was $163,541 and $45,895, respectively.

The following tables set out the number of derivative warrant liabilities outstanding at August 31, 2013 and 2012:

Number of Warrants*	Exercise Price US ($)*	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value CDN ($)
1,709,232	$0.50	August 31, 2014	1.00	$688,803
1,875,000	$0.50	April 13, 2015	1.62	355,208
300,000	$0.25	April 13, 2015	1.62	96,629
912,500	$0.50	July 20, 2015	1.88	129,683
146,000	$0.25	July 20, 2015	1.88	34,906
2,500,000	$0.50	August 7, 2015	1.93	355,685
400,000	$0.25	August 7, 2015	1.93	91,542
1,124,895	$0.50	September 25, 2015	2.07	176,087
179,983	$0.25	September 25, 2015	2.07	48,340
9,147,610			1.70	1,976,883

Number of Warrants*	Exercise Price US ($)*	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value CDN ($)
1,709,232	$0.50	August 31, 2014	2.00	$643,766
1,875,000	$0.50	April 13, 2015	2.62	333,975
300,000	$0.25	April 13, 2015	2.62	90,852
912,500	$0.50	July 20, 2015	2.88	121,203
146,000	$0.25	July 20, 2015	2.88	32,624
2,500,000	$0.50	August 7, 2015	2.93	332,428
400,000	$0.25	August 7, 2015	2.93	85,558
7,842,732			2.20	$1,640,406

* Reflects the March 16, 2012 two-for-one stock split

The fair value of the warrants issued during the year ended August 31, 2013 and 2012, were estimated using the Black-Scholes pricing model with the following assumptions:

Black-Scholes Assumptions used	2013	2012
Risk-free interest rate	1.5%	1%-1.3%
Expected volatility	217%	192%-199%
Expected life (years)	3	3
Dividend yield	-	-

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OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

SEGMENTED INFORMATION

The Company’s reportable and geographical segments are Canada and the United States. The accounting policies used for the reportable segments are the same as the Company’s accounting policies.

For the purposes of monitoring segment performance and allocating resources between segments, the Company’s executive officer monitors the tangible, intangible and financial assets attributable to each segment.

All assets are allocated to reportable segments. The following tables show information regarding the Company’s reportable segments.

For the year ended August 31, 2013	Canada	United States	Total
Net revenue	$30,062	-	$30,062
Net loss	$(4,123,966)	(142,080)	$(4,266,046)

For the year ended August 31, 2012
Net revenue	$39,218	-	$39,218
Net loss	$(2,588,298)	(220,890)	$(2,809,188)

For the year ended August 31, 2011
Net revenue	$56,916	-	$56,916
Net loss	$(371,361)	(59,566)	$(430,927)

As at August 31, 2013
Total Assets	$3,914,928	3,003,268	$6,918,196
Total Liabilities	$6,029,577	746,475	$6,776,052
As at August 31, 2012
Total Assets	$3,983,791	5,014,225	$8,998,016
Total Liabilities	$5,478,773	568,890	$6,047,663

SEASONALITY AND TREND INFORMATION

The Company’s oil and gas operations is not a seasonal business, but increased consumer demand or changes in supply in certain months of the year can influence the price of produced hydrocarbons, depending on the circumstances. Production from the Company’s oil and gas properties is the primary determinant for the volume of sales during the year.

The level of activity in the oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain oil and gas properties are located in areas that are inaccessible except during the winter months because of swampy terrain and other areas are inaccessible during certain months of year due to deer hunting season. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and corresponding declines in the demand for the goods and services of the Company.

The impact on the oil and gas industry from commodity price volatility is significant. During periods of high prices, producers conduct active exploration programs. Increased commodity prices frequently translate into very busy periods for service suppliers triggering premium costs for their services. Purchasing land and properties similarly increase in price during these periods. During low commodity price periods, acquisition costs drop, as do internally generated funds to spend on exploration and development activities. With decreased demand, the prices charged by the various service suppliers also decline.

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World oil and gas prices are quoted in United States dollars and the price received by Canadian producers is therefore effected by the Canadian/U.S. dollar exchange rate, which will fluctuate over time. Material increases in the value of the Canadian dollar may negatively impact production revenues from Canadian producers. Such increases may also negatively impact the future value of such entities' reserves as determined by independent evaluators. In recent years, the Canadian dollar has increased materially in value against the United States dollar.

RELATED PARTY TRANSACTIONS AND BALANCES

The following transactions with individuals related to the Company arose in the normal course of business have been accounted for at the exchange amount being the amount agreed to by the related parties, which approximates the arm’s length equivalent value.

Compensation of Key Management Personnel

The remuneration of directors and other members of key management personnel during the years ended were as follows:

	August 31, 2013	August 31, 2012	August 31, 2011
Short term employee benefits (1)	$75,000	$75,000	$56,250
Directors stock based compensation (2)	-	95,910	-
	$75,000	$170,910	$56,250

The following balances owing to the President of the Company are included in trade and other payables and are unsecured, non-interest bearing and due on demand:

	August 31, 2013	August 31, 2012
Short term employee benefits (1)	$206,250	$131,250
Expenses paid on behalf of the Company	1,747	1,896
	$207,997	$133,146

(1)	The Company accrues management fees for the President of the Company at a rate of $6,250 per month.
(2)	On March 1, 2012, the Company granted 600,000 share purchase options to directors with an exercise price of $0.16 per share expiring on February 28, 2017.

At August 31, 2013 the amount of directors’ fees included in trade and other payables was $16,100 (August 31, 2012 $12,900).

At August 31, 2013 the Company had promissory notes payable to the President of $28,845 and US$300,000 (August 31, 2012 $28,845 and US$300,000). For the year ended August 31, 2013 the Company recorded interest of $35,324 (August 31, 2012 $32,538). At August 31, 2013, included in trade and other payables is interest of $65,826 (August 31, 2012 $28,687). During the year ended August 31, 2012 the Company issued 207,612 common shares to the President as full settlement of interest due in the amount of $30,195. The notes are due on demand and bear interest at 10% per annum. Interest is payable annually on the anniversary date of the notes.

On September 1, 2011 the Company paid to Source Re Work Program, Inc. (“Source”) the secured promissory note in full in the amount of US$75,000 together with accrued interest of US$6,250. Eric Johnson was the President of Source, is a shareholder of the Company and was the Vice President of Operations for Dyami Energy until April 13, 2011 (see Note 12 to the consolidated financial statements).

At August 31, 2013 and 2012 the Company has a US$960,000, 10% per annum secured promissory note payable to Benchmark Enterprises LLC (“Benchmark”). Benchmark is a shareholder of the Company. For the year ended August 31, 2013 the Company recorded interest of $101,309 (August 31, 2012 $83,947. At August 31, 2013 included in trade and other payables is interest of $169,033 (August 31, 2012 $63,296). During the year ended August 31, 2012 the Company issued 1,030,812 common shares as full settlement of interest due in the amount of $103,021 (see Note 12 to the consolidated financial statements).

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At August 31, 2013 included in trade and other payables is $3,509 due to Gottbetter & Partners LLP for legal fees (August 31, 2012 $14,649). During the year ended August 31, 2013 the Company completed private placements of 2,249,790 units in the capital of the Company for gross proceeds of $441,004 and paid to Gottbetter Capital Markets, LLC, placement agent fees of $35,280 and issued 179,983 common share purchase warrants exercisable at US$0.25 for a period of three years from the date of issue. During the year ended August 31, 2012 the Company completed private placements of 10,575,000 units in the capital of the Company for gross proceeds of $2,113,986 and paid to Gottbetter Capital Markets, LLC, placement agent fees of $99,326 and issued 846,000 common share purchase warrants exercisable at US$0.25 for a period of three years from the date of issue. On February 17, 2012 the Company converted $50,000 of debt into 1,000,000 units of the Company at $0.05 per unit. Gottbetter Capital Group, Inc. is a shareholder of the Company. Adam Gottbetter is the managing and principal partner of Gottbetter & Partners LLP, and the beneficial owner of Gottbetter Capital Group, Inc., and Gottbetter Capital Markets, LLC.

At August 31, 2013 and 2012 the Company had an unsecured, non-interest bearing and repayable on demand shareholder loan in the amount of Nil (August 31, 2011 $57,500). For the year ended August 31, 2012 interest was imputed at a rate of 10% per annum and interest of $2,334 was recorded and included in contributed surplus. On January 24, 2012 the Company converted $50,000 of the loan into 1,000,000 units and on February 17, 2012 the Company converted the balance of the loan, $7,500 into 150,000 units in the capital of the Company at $0.05 per unit.

During the year ended August 31, 2013, the Company received Nil (August 31, 2012 US$175,000 and $293,000) and issued promissory notes to shareholders. During the year ended August 31, 2013 the Company paid Nil in promissory notes (August 31, 2012 US$480,000). At August 31, 2013, the Company had shareholders’ loans payable of US$1,433,500 and $250,000 (August 31, 2012 US$1,583,740 and $293,000). The notes are payable on demand and bear interest at 10% per annum. Interest is payable annually on the anniversary date of the notes. For the year ended August 31, 2013 the Company recorded interest of $183,490 (August 31, 2012 $254,117). At August 31, 2013, included in trade and other payables is interest of $47,037 (August 31, 2012 $190,484). During the year ended August 31, 2013 the Company issued 23,662,569 common shares as full settlement of shareholders’ loans in the amount of $198,333 and interest due on shareholders’ loans in the amount of $345,906. During the year ended August 31, 2012 the Company issued 2,039,969 common shares as full settlement of interest due on shareholder notes in the amount of $236,669.

On January 24, 2012 the Company converted $250,000 of shareholders’ loans into 5,000,000 units in the capital of the Company at $0.05 per unit and on February 17, 2012 the Company converted $500,000 into 10,000,000 units in the capital of the Company at $0.05 per unit.

NATURE OF BUSINESS AND GOING CONCERN

Eagleford Energy Inc. (“Eagleford” or the “Company”) was amalgamated under the Business Corporations Act (Ontario) on November 30, 2009. The principal activities of the Company consist of exploration, development and production of petroleum and natural gas properties. In addition, the Company holds a 0.3% net smelter return royalty on 8 mining claim blocks located in Red Lake, Ontario which is carried on the consolidated statement of financial position at nil.

The company's registered office is 1 King Street West, Suite 1505, Toronto, Ontario, M5H 1A1.

The Company’s common shares trade on the Over-the-Counter Bulletin Board (OTCBB) under the symbol EFRDF.

The consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. The Company plans to obtain additional financing by way of debt or the issuance of common shares or some other means to service its current working capital requirements, any additional or unforeseen obligations or to implement any future opportunities. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due. These consolidated financial statements do not include any adjustments for this uncertainty.

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The Company has accumulated significant losses and negative cash flows from operations in recent years which raise doubt as to the validity of the going concern assumption. At August 31, 2013, the Company had a working capital deficiency of $4,985,312 (August 31, 2012 $3,819,056) and an accumulated deficit of $9,212,561 (August 31, 2012 $4,946,515). The Company does not have sufficient funds to meet its liabilities for the ensuing twelve months as they fall due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company's ability to continue operations and fund its liabilities is dependent on its ability to secure additional financing and cash flow. During the year ended August 31, 2013 the Company extinguished $544,239 of debt through the issuance of share capital in the Company. In addition, the Company raised net proceeds of $405,650 through the issuance of share capital. Management is pursuing such additional sources of financing and cash flow to fund its operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the Company's ability to continue as a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

BASIS OF PREPARATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements of the Company were approved by the Board of Directors on December 19, 2013.

Basis of Preparation

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (the “IASB”) which is incorporated in the Chartered Professional Accountants of Canada (“CPA Canada”) Handbook-Accounting.

The accounting policies applied in these consolidated financial statements are based on IFRS effective for the period ended August 31, 2013, as issued and outstanding as of the date the Board of Directors approved the consolidated financial statements.

Principles of Consolidation

Subsidiaries are all entities (including special purpose entities) controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The consolidated financial statements include the accounts of Eagleford, the legal parent, together with its wholly-owned subsidiaries, 1354166 Alberta Ltd. an Alberta operating company (“1354166 Alberta”), Dyami Energy LLC a Texas limited liability company (“Dyami Energy”) and Eagleford Energy, Zavala Inc. a Nevada company (“Zavala Inc.”) effective August 29, 2013. All Intercompany balances and transactions have been eliminated on consolidation.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements and have been applied consistently by the Company and its subsidiaries.

Cash

Cash includes banks balances.

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Revenue Recognition

Revenues from the production of oil and gas properties in which the Company has an interest are recognized, on the basis of the Company’s working interest in those properties, when the significant risks and rewards of ownership of the product is transferred to the buyer, which is usually when legal title passes to an external party.

Foreign Currencies

The functional and presentation currency of the Company is the Canadian dollar. The functional currency of the Company’s wholly-owned Alberta subsidiary, 1354166 Alberta is Canadian dollars and the functional currency of the Company’s wholly-owned Texas subsidiary, Dyami Energy and the Company’s wholly-owned Nevada subsidiary, Zavala Inc. is United States dollars.

Items included in the consolidated financial statements of each entity are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in the consolidated statements of operations.

Assets and liabilities of entities with functional currencies other than Canadian dollars are translated at the period end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are included in the foreign currency translation reserve under the equity section of the consolidated statement of financial position. Additionally, foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are also included in the foreign currency translation reserve.

Loss per Share

The basic loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period. The diluted loss per share reflects the dilution that would occur if outstanding stock options and share purchase warrants were exercised or converted into common shares using the treasury stock method and are calculated by dividing net loss applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation.

Marketable Securities

At each financial reporting period, the Company estimates the fair value of investments which are held-for-trading, based on quoted closing bid prices at the consolidated statements of financial position date or the closing bid price on the last day the security traded if there were no trades at the consolidated statements of financial position date and such valuations are reflected in the consolidated financial statements. The resulting values for unlisted securities whether of public or private issuers, may not be reflective of the proceeds that could be realized by the Company upon their disposition. The fair value of the securities at August 31, 2013 was written down to Nil (August 31, 2012 - $1) (see Note 6 to the consolidated financial statements).

Financial Instruments

Classification and Measurement

Financial instruments are measured at fair value on initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified as “fair value through profit and loss”, “loans and receivables”, “available-for-sale”, “held-to-maturity”, or “other financial liability” as defined by IAS 39, “Financial Instruments: Recognition and Measurement”.

Financial assets and financial liabilities at “fair value through profit or loss” are either classified as “held for trading” or “designated at fair value through profit or loss” and are measured at fair value with changes in fair value recognized in the statement of comprehensive income. Transaction costs are expensed when incurred. The Company has classified cash, marketable securities and derivative warrant liabilities as “fair value through profit and loss”.

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Financial instruments classified as “loans and receivables”, “held-to-maturity”, or “financial liabilities” are measured at amortized cost using the effective interest method of amortization. “Loans and receivables” are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. “Held-to-maturity” financial assets are non-derivative investments that an entity has the positive intention and ability to hold to maturity.

“Other financial liabilities measured at amortized cost” are those financial liabilities that are not designated as “fair value through profit or loss” and that are not derivatives. The Company has classified trade and other receivables as “loans and receivables” and trade and other payables, secured notes payable, loans payable, provisions and shareholders’ loans as “other financial liabilities”.

Financial assets classified as “available-for-sale” are measured at fair value, with changes in fair value recognized in other comprehensive income. Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. The Company currently has no assets classified as “available for sale”.

Derivative Financial Instruments

The Company’s derivative instruments consist of derivative liabilities in relation to its share purchase warrants. In prior years the Company had issued share purchase warrants in conjunction with offerings for the purchase of common shares of the Company. These share purchase warrants were issued with an exercise price in US dollars, rather than Canadian dollars (the presentation and functional currency of the Company). Such share purchase warrants are considered to be derivative instruments and the Company is required to re-measure the fair value of these at each reporting date. The fair value of these share purchase warrants are re-measured at each statement of financial position date using the Black Scholes model. Adjustments to the fair value of the share purchase warrants at the financial position date are recorded to the statement of operations.

Property and Equipment and Exploration and Evaluation Assets

Exploration and Evaluation Assets (“E&E”)

Pre-acquisition expenditures on oil and gas assets are recognized as an expense in the consolidated statements of operations when incurred. In accordance with IFRS 6, exploration and evaluation costs are capitalized within intangible assets until the success or otherwise of the well or project has been established and subject to an impairment review. The costs of unsuccessful wells in an area are written off to statement of operations.

Exploration and evaluation costs, including the costs of acquiring licenses and directly attributable general and administrative costs, initially are capitalized either as tangible or intangible E&E assets according to the nature of the assets acquired. The costs are accumulated in cost centers by well, field or exploration area pending determination of technical feasibility and commercial viability.

When E&E assets are determined to be technically feasible and commercially viable, the accumulated costs are transferred to property and equipment. When E&E assets are determined not to be technically feasible and commercially viable or the Company decides not to continue with its activity, the unrecoverable costs are charged to statement of operations as exploration and evaluation expense.

E&E assets are assessed for impairment in any circumstances where sufficient data exists to determine technical feasibility and commercial viability, and facts and circumstances suggest that the carrying amount exceeds the recoverable amount. For purposes of impairment testing, E&E assets are allocated to cash-generating units (“CGUs”).

Development and Production Costs

Items of property and equipment, which include petroleum and natural gas development and production assets, are measured at cost less accumulated depletion and depreciation and accumulated impairment losses. Development and production assets are grouped into CGUs for impairment testing.

When significant parts of an item of property and equipment, including petroleum and natural gas interests, have different useful lives, they are accounted for as separate items (major components).

Gains and losses on disposal of an item of property and equipment, including petroleum and natural gas interests, are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized in profit or loss.

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Subsequent Costs

Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of property and equipment are recognized as exploration and evaluation assets only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred. Such capitalized exploration and evaluation assets generally represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a field or geotechnical area basis. The carrying amount of any replaced or sold component is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

Depletion and Depreciation

The net carrying value of development or production assets is depleted using the units-of-production method by reference to the ratio of production in the period to the related proved plus probable reserves, taking into account estimated future development costs necessary to bring those reserves into production. Future development costs are estimated taking into account the level of development required to produce the reserves. These estimates are reviewed by independent reserve engineers at least annually for developed properties.

Proved and probable reserves are estimated using independent reserve engineer reports for developed properties only and represent the estimated quantities of crude oil, natural gas and natural gas liquids which geological, geophysical and engineering data demonstrate with a specified degree of certainty to be recoverable in future years from known reservoirs and which are considered commercially producible.

Reserves may be considered commercially producible if management has the intention of developing and producing them and such intention is based upon:

•	a reasonable assessment of the future economic benefit of such production;
•	a reasonable expectation that there is a market for all or substantially all the expected oil and natural gas production; and
•	evidence that the necessary production, transmission and transportation facilities are available or can be made available.

Reserves may only be considered proved and probable if they are supported by either actual production or conclusive formation tests. The area of reservoir considered proved includes: (a) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any, or both; and (b) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geophysical, geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of oil and natural gas controls the lower proved limit of the reservoir.

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

Impairment

Financial Assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

Individually significant financial assets are tested for impairment on an individual basis. Remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in the profit or loss.

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An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost the reversal is recognized in profit or loss.

Non-financial Assets

The carrying amounts of the Company’s non-financial assets, other than E&E assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. E&E assets are assessed for impairment when they are reclassified to property and equipment as petroleum and natural gas interests, and also if facts and circumstances suggest that their carrying amount exceeds the recoverable amount.

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”). The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Value in use is generally computed by reference to the present value of the future cash flows expected to be derived from production of proved and probable reserves.

E&E assets are allocated to related CGUs when they are assessed for impairment, both at the time of any triggering facts and circumstances as well as upon their eventual reclassification to producing assets (petroleum and natural gas interests in property and equipment).

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

In respect of assets other than goodwill, impairment losses recognized in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation or amortization, if no impairment loss had been recognized.

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions are not recognized for future operating losses.

Decommissioning Obligations

The Company’s activities give rise to dismantling, decommissioning and site disturbance remediation activities. Provision is made for the estimated cost of site restoration and capitalized in the relevant asset category.

Decommissioning obligations are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the period-end date. Subsequent to initial measurement, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as finance costs whereas increases/decreases due to changes in the estimated future cash flows and changes to discount rate are capitalized. Actual costs incurred upon settlement of the decommissioning obligations are charged against the provision to the extent the provision was established.

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Borrowing Costs

Borrowing costs incurred for the construction of qualifying assets are capitalized during the period of time that is required to complete and prepare the assets for their intended use or sale. All other borrowing costs are recognized in profit or loss using the effective interest method. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Taxes

Tax expense comprises current and deferred tax. Tax is recognized in the consolidated statements of operations except to the extent it relates to items recognized in other comprehensive income or directly in equity.

Current Income tax

Current tax expense is based on the results for the year as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax

Deferred tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and asset and they relate to the income taxes levied by the same authority on the same taxable entity, or on different tax entities where these entities intend to settle current tax liabilities and asset on a net basis or their tax assets and liabilities will be realized simultaneously.

Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.

Share-Based Compensation

The Company has a share-based compensation plan that grants stock options to employees and non-employees. This plan is an equity settled plan. The company uses the fair value method for accounting for stock-based awards to employees and non-employees.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to contributed surplus.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the Company obtains the goods or the counterparty renders the service.

Warrants

When the Company issues units comprising common shares and warrants, the Company follows the relative fair value method of accounting for warrants attached to and issued with common shares of the Company. Under this method, the fair value of warrants issued is estimated using a Black-Scholes option price model. The fair value is then related to the total of the net proceeds received on issuance of the common shares and the fair value of the warrants issued therewith. The resultant relative fair value is allocated to warrants from the net proceeds and the balance of the net proceeds is allocated to the common shares issued.

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Critical Accounting Estimates and Judgments

The timely preparation of the consolidated financial statements in accordance with IFRS requires that management make estimates and assumptions and use judgment regarding the measured amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting period. Such estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the amounts recognized in the consolidated financial statements are:

Valuation and classification of exploration and evaluation assets

The value of exploration and evaluation assets are dependent upon the discovery of economically recoverable reserves which in turn is dependent on future oil and natural gas prices, future capital expenditures and environmental and regulatory restrictions. The decision to transfer exploration and evaluation assets to property and equipment is based upon management’s determination of an area’s technical feasibility and commercial viability based on proved and/or probable reserve estimates.

Stock Based Compensation

The Company measures the cost of equity-settled transactions to the relative fair value of the equity instruments at the date at which they are issued. Estimating relative fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the instrument. This estimate also requires determining and making assumptions about the most appropriate inputs to the valuation model including the expected life, volatility, discount rates and dividend yield.

Decommissioning Liabilities

Decommissioning liabilities consist of asset retirement obligations that are based, in part, on estimates of future costs to settle the obligation, in addition to estimates of the useful life of the underlying assets, the rate of inflation and the risk-free discount rate.

Fair Value of Financial Instruments

The estimated fair value of financial assets and liabilities, by their very nature, are subject to measurement uncertainty.

Assessment of Commercial Reserves

Management is required to assess the level of the Company’s commercial reserves together with the future expenditures to access those reserves, which are utilized in determining the depletion charge for the period, assessing whether any impairment charge is required against producing and developed, and the determination of the deferred tax liability. By their nature, these estimates of discovered proved and probable crude oil and natural gas reserves, including the estimates of future prices, costs, related future cash flows and the selection of a pre-tax risked discount rate relevant to the asset in question are subject to measurement uncertainty.

The Company employs an independent reserves evaluator who periodically assesses the Company’s level of commercial reserves by reference to data sets including geological, geophysical and engineering data together with reports, presentation and financial information pertaining to the contractual and fiscal terms applicable to the Company’s assets. Significant judgment is involved when determining whether there have been any significant changes in the Company’s reserves.

Income taxes

Income taxes liability is estimated for the Company, including an assessment of temporary differences. Any temporary differences will generally result in the recognition of deferred tax assets and liabilities in the financial statements. Management’s judgment is required in the calculation of current and deferred taxes, as well as the likelihood of realization.

Provisions

Considerable judgment is used in measuring and recognizing provisions and the exposure to contingent liabilities. Judgment is necessary to determine the likelihood that a pending litigation or other claim will succeed, or a liability will arise and to quantify the possible range of the final settlement.

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Significant changes in the assumptions, including those with respect to future business plan and cash flows, could materially change the recorded carrying amounts.

RECENT ACCOUNTING PRONOUNCEMENTS

The following are new IFRS pronouncements that have been issued, although not yet effective and have not been early adopted, and may have an impact on the Company in the future as discussed below.

IFRS 7, “Financial Instruments”: Disclosures”, which requires disclosure of both gross and net information about financial instruments eligible for offset in the statement of financial position and financial instruments subject to master netting agreements. Concurrent with the amendments to IFRS 7, the IASB also amended IAS 32, “Financial Instruments: Presentation” to clarify the exiting requirements for offsetting financial instruments in the statement of financial position. The amendments to IAS 32 are effective as of January 1, 2014. The Company does not expect it to have a significant impact on its consolidated financial statements.

IFRS 10, “Consolidated Financial Statements” replaces the consolidation requirements of SIC-12 Consolidation Special Purpose Entities and IAS 27 “Consolidated Separate Financial Statements”. It introduces a new principle-based definition of control, applicable to all investees to determine the scope of consolidation. The standard provides the framework for consolidated financial statements and their preparation based on the principle of control. This new standard is effective for the Company’s Interim and Consolidated financial statements commencing September 1, 2013. The Company does not expect it to have a significant impact on its consolidated financial statements.

IFRS 11 “Joint Arrangements” which replaces IAS 31, “Interests in Joint Ventures”. IFRS 11 divides joint arrangements into two types, each having its own accounting model. A “joint operation” continues to be accounted for using proportionate consolidation, whereas a “joint venture” must be accounted for using equity accounting. This differs from IAS 31, where there was the choice to use proportionate consolidation or equity accounting for joint ventures. A “joint operation” is defined as the joint operators having rights to the assets, and obligations for the liabilities, relating to the arrangement. In a “joint venture”, the joint ventures partners have rights to the net assets of the arrangement, typically through their investment in a separate joint venture entity. This new standard is effective for the Company’s Interim and Consolidated financial statements commencing September 1, 2013. The Company does not expect it to have a significant impact on its consolidated financial statements.

IFRS 12 “Disclosure of Interests in Other Entities” is a new standard, which combines all of the disclosure requirements for subsidiaries, associates and joint arrangements, as well as unconsolidated structured entities. This new standard is effective for the Company’s Interim and Consolidated financial statements commencing September 1, 2013. The Company does not expect it to have a significant impact on its consolidated financial statements.

IFRS 13 “Fair Value Measurement” replaces the fair value guidance contained in individual IFRS with a single source of fair value measurement guidance. The standard also requires disclosures which enable users to assess the methods and inputs used to develop fair value measurements. This new standard is effective for the Company’s Interim and Consolidated financial statements commencing September 1, 2013. The Company does not expect it to have a significant impact on its consolidated financial statements.

IAS 1 “Presentation of Financial Statements” was amended by the IASB in order to align the presentation of items in comprehensive income with US GAAP. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified. The flexibility to present a statement of comprehensive income remains unchanged. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012. This new standard is effective for the Company’s Interim and Consolidated financial statements commencing September 1, 2013. The Company does not expect it to have a significant impact on its consolidated financial statements.

IAS 27 “Separate Financial Statements”. In May 2011, the IASB amended IAS 27, Separate Financial Statements (“IAS 27”). This amendment removes the requirements for consolidated statements from IAS 27, and moves it over to IFRS 10 “Consolidated Financial Statements”. The amendment mandates that when a company prepares separate financial statements, investment in subsidiaries, associates, and jointly controlled entities are to be accounted for using either the cost method or in accordance with IFRS 9 “Financial Instruments”. In addition, this amendment determines the treatment for recognizing dividends, the treatment of certain group reorganizations, and some disclosure requirements. This amendment is effective for the Company’s interim and annual consolidated financial statements commencing September 1, 2013. The Company is assessing the impact of this amended standard on its consolidated financial statements.

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IAS 28 “Investments in Associates and Joint Ventures”. In May 2011, the IASB amended IAS 28, investments in Associates and Joint Ventures (“IAS 28”). This amendment requires any retained portion of an investment in an associate or joint venture that has not been classified as held for sale to be measured using the equity method until disposal. After disposal, if the retained interest continues to be an associate or joint venture, the amendment requires for it to be continued to be accounted for under the equity method. The amendment also disallows the re measurement of any retained interest in an investment upon the cessation of significant influence or joint control. This amended standard is effective for the Company’s interim and annual consolidated financial statements commencing September 1, 2013. The Company is assessing the impact of this amended standard on its consolidated financial statements.

IAS 32 “Financial Instruments: Presentation” In December 2011, the IASB issued an amendment to clarify the meaning of the offsetting criterion and the principle behind net settlement, including identifying when some gross settlement systems may be considered equivalent to net settlement. This amendment is effective for the Company’s interim and annual consolidated financial statements commencing September 1, 2014. Earlier application is permitted when applied with corresponding amendment to IFRS 7.

IAS 36 “Impairment of Assets” In May 2013, the IASB issued an amendment to address the disclosure of information about the recoverable amount of the impaired assets if that amount is based on fair value less costs of disposal. This amendment is effective for the Company’s interim and annual consolidated financial statements commencing September 1, 2014. The Company is assessing the impact of this amended standard on its consolidated financial statements.

IAS 39 “Financial Instruments: Recognition and Measurement” In June 2013, the IASB issued a narrow scope amendment to IAS 39. Under the amendment, there would be no need to discontinue hedge accounting if a hedging derivative was novated, provided that certain criteria are met. This amendment is effective for the Company’s interim and annual consolidated financial statements commencing September 1, 2014. The Company is assessing the impact of this amended standard on its consolidated financial statements.

IFRAC 21 “levies” Issued in May 2013, this interpretation provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain. This is effective for the Company’s interim and annual consolidated financial statements commencing September 1, 2014. The Company is assessing the impact of this amended standard on its consolidated financial statements.

IFRS 9 “Financial Instruments”. In October 2010, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”). IFRS 9, which replaces IAS 39, Financial Instruments: Recognition and Measurement, establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard is effective for the Company’s interim and annual consolidated financial statements commencing September 1, 2015. The Company is assessing the impact of this new standard on its consolidated financial statements.

SHARE CAPITAL AND RESERVES

On March 16, 2012, the Company completed a 2-for-1 stock split, pursuant to which one (1) newly-issued share of the Company’s common stock was issued to each holder of a share of common stock as of the close of business. The forward stock split has been applied retrospectively for all periods presented.

Authorized:

Unlimited number of common shares at no par value

Unlimited non-participating, non-dividend paying, voting redeemable preference shares

Issued:

The following table sets out the changes in common shares during the respective periods:

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Common Shares	Number*	Amount
Balance August 31, 2011	67,122,743	$4,635,556
Debt settlement (note a)	3,107,006	395,589
Debt settlement (note b)	6,000,000	522,856
Debt settlement (note c)	11,150,000	627,511
Private placement (note d)	2,000,000	32,459
Private placement (note e)	3,750,000	342,786
Private placement (note f)	6,825,000	702,528
Debt settlement (note g)	171,386	44,547
Cancelled (note h)	(3,418,468)	(1,397,199)
Balance August 31, 2012	96,707,667	5,906,633
Private Placement of units( note i)	2,249,790	197,214
Debt settlement (note j)	23,662,569	946,503
Balance August 31, 2013	122,620,026	$7,050,350

* Reflects the March 16, 2012 two-for-one stock split

The following table sets out the changes in warrants during the respective periods:

	August 31, 2013		August 31, 2012
Warrants	Number of Warrants*	Weighted Average Price*	Number of Warrants*	Weighted Average Price*
Outstanding, beginning of year	40,200,948	$0.04	21,050,948	$0.04
Debt settlement (note b)	-	-	6,000,000	$0.05
Debt settlement (note c)	-	-	11,150,000	$0.05
Private placement (note d)	-	-	2,000,000	$0.05
Balance, end of year	40,200,948	$0.04	40,200,948	$0.04

* Reflects the March 16, 2012 two-for-one stock split

(a)          During the year ended August 31, 2012, the Company issued 3,107,006 common shares as full settlement of interest due on shareholders’ loans in the amount of $325,903. The amount allocated to common shares based on fair value was $395,589 and $69,686 was recorded as a loss on settlement of debt in the statement of operations and comprehensive loss.

(b)          On January 24, 2012, the Company converted shareholders’ loans in the aggregate amount of $300,000 through the issuance of a total of 6,000,000 units in the capital of the Company at price of $0.05 per unit. Each unit is comprised of one (1) common share and one (1) purchase warrant exercisable until January 24, 2015 to purchase one (1) additional common share of the Company at a purchase price of $0.05 per share. The fair value of the common shares issued on the settlement date was $522,856 and the amount allocated to warrants based on relative fair value using the Black Scholes model was $507,038 and $729,894 was recorded as a loss on settlement of debt.

(c)          On February 17, 2012, the Company converted debt and shareholders’ loans in the aggregate amount of $557,500 through the issuance of a total of 11,150,000 units in the capital of the Company at a price of $0.05 per unit. Each unit is comprised of one (1) common share and one (1) purchase warrant exercisable until February 17, 2015 to purchase one (1) additional common share of the Company at a purchase price of $0.05 per share. The fair value of the common shares issued on the settlement date was $627,511 and the amount allocated to warrants based on relative fair value using the Black Scholes model was $595,310 and $665,321 was recorded as a loss on settlement of debt.

(d)          On February 17, 2012, the Company completed a non-brokered private placement of a total of 2,000,000 units in the capital of the Company at a price of $0.05 per unit for net proceeds of $100,000. Each unit is comprised of one (1) common share and one (1) purchase warrant exercisable until February 17, 2015 to purchase one (1) additional common share of the Company at a purchase price of $0.05 per share. The amount allocated to warrants based on relative fair value using the Black Scholes model was $67,541.

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(e)          On April 13, 2012, the Company completed private placements for gross proceeds of $748,425 of equity capital from arm’s length private placement funding through the issuance of 3,000,000 units at a price of US$0.25 per unit. Each unit is comprised of one common share and one-half a common share purchase warrant, with each whole warrant entitling the holder to acquire one common share of the Company at US$0.50 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities for warrants based on fair value using the Black Scholes model was $282,604. In connection with the private placement, the Company paid cash commissions and other expenses of $45,030 and issued an aggregate of 240,000 broker warrants.  Each broker warrant entitles the holder to acquire one common share of the Company at an exercise price of US$0.25 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities based on fair value using the Black Scholes model was $78,005 with a corresponding decrease in common shares. The Company subsequently re-priced the offering at US$0.20 and issued an additional 750,000 units on July 27, 2012. The fair value of the units based on the new offering price was determined to be $188,625. The amount allocated to contributed surplus was $132,616 and the amount allocated to derivative warrant liabilities based on fair value using the Black Scholes model was $56,009. In addition, the Company issued an additional 60,000 broker warrants.  Each broker warrant entitles the holder to acquire one common share of the Company at an exercise price of US$0.25 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities based on fair value using the Black Scholes model for broker warrants was $14,109 with a corresponding decrease in contributed surplus (see Note 13 to the consolidated financial statements).

(f)          On July 20, 2012 and August 7, 2012 the Company completed private placements for gross proceeds of $1,365,561 of equity capital from arm’s length private placement funding through the issuance of 6,825,000 units at a price of US$0.20 per unit. Each unit is comprised of one common share and one-half a common share purchase warrant, with each whole warrant entitling the holder to acquire one common share of the Company at US$0.50 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities for warrants based on fair value using the Black Scholes model was $460,907. In connection with the private placement, the Company paid cash commissions and other expenses of $82,239 and issued an aggregate of 546,000 broker warrants.  Each broker warrant entitles the holder to acquire one common share of the Company at an exercise price of US$0.25 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities based on fair value using the Black Scholes model was $119,887 with a corresponding decrease in common shares (see Note 13 to the consolidated financial statements).

(g)          On May 8, 2012, the Company issued 171,385 common shares as full settlement of interest due on shareholders’ loans in the amount of $43,983. The amount allocated to common shares based on fair value was $44,547 and $564 was recorded as a loss on settlement of debt in the statement of operations and comprehensive loss.

(h)          On August 31, 2012 the Company cancelled 3,418,468 common shares and 1,709,234 common shares purchase warrants exercisable at US$0.50 until August 31, 2014. The common shares and warrants had been issued August 31, 2010 as partial consideration of the purchase price for Dyami Energy and held in escrow pending the satisfaction of certain conditions precedent to their release on August 31, 2012. The conditions precedent had not been satisfied and the time allowed for performance expired. The Company recorded a reduction in exploration and evaluation assets of $2,091,616, a reduction in common shares of $1,397,199, a reduction of derivative warrant liabilities of $675,487 and a reduction in contributed surplus of $18,930 (see Note 13 to the consolidated financial statements).

(i)          On September 25, 2012 the Company completed private placements for gross proceeds of $441,004 of equity capital from arm’s length private placement funding through the issuance of 2,249,790 units at a price of US$0.20 per unit. Each unit is comprised of one common share and one-half a common share purchase warrant, with each whole warrant entitling the holder to acquire one common share of the Company at US$0.50 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities for warrants based on fair value using the Black Scholes model was $163,541 (retranslated as $176,087 at August 31, 2013).. In connection with the private placement, the Company paid cash commissions and other expenses of $35,354 and issued an aggregate of 179,983 broker warrants.  Each broker warrant entitles the holder to acquire one common share of the Company at an exercise price of US$0.25 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities based on fair value using the Black Scholes model was $44,895 (retranslated as $48,340 at August 31, 2013) with a corresponding decrease in common shares (see Note 13 to the consolidated financial statements).

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(j)          On June 1, 2013, the Company issued 23,662,569 common shares as full settlement of shareholders’ loans in the amount of $198,333 and interest due on shareholders’ loans in the amount of $345,906. The amount allocated to common shares based on fair value was $946,503 and $402,264 was recorded as a loss on settlement of debt in the statement of operations and comprehensive loss.

The following table summarizes the outstanding warrants as at August 31, 2013:

Number of Warrants*	Exercise Price*	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
2,000,000	$0.04	February 5, 2014	0.43	$24,000
800,512	$0.04	February 25, 2014	0.49	9,606
18,250,436	$0.04	February 27, 2014	0.49	219,031
6,000,000	$0.05	January 24, 2015	1.40	507,038
11,150,000	$0.05	February 17, 2015	1.47	595,310
2,000,000	$0.05	February 17, 2015	1.47	67,541
40,200,948	$0.04		0.94	$1,422,526

* Reflects the March 16, 2012 two-for-one stock split

The following table summarizes the outstanding warrants as at August 31, 2012:

Number of Warrants*	Exercise Price*	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
2,000,000	$0.04	February 5, 2014	1.43	$24,000
800,512	$0.04	February 25, 2014	1.49	9,606
18,250,436	$0.04	February 27, 2014	1.49	219,031
6,000,000	$0.05	January 24, 2015	2.40	507,038
11,150,000	$0.05	February 17, 2015	2.47	595,310
2,000,000	$0.05	February 17, 2015	2.47	67,541
40,200,948	$0.04		1.94	$1,422,526

* Reflects the March 16, 2012 two-for-one stock split

The fair value of the warrants issued during the year ended August 31, 2012, were estimated using the Black-Scholes pricing model with the following assumptions:

Black-Scholes Assumptions used
Risk-free interest rate	1%
Expected volatility	218%
Expected life (years)	3
Dividend yield	-

The following table summarizes the weighted average shares outstanding:

Weighted Average Shares Outstanding*	August 31, 2013	August 31, 2012
Weighted average shares outstanding, basic and diluted	104,774,293	81,769,733

* Reflects the March 16, 2012 two-for-one stock split

The effects of any potential dilutive instruments on loss per share are anti-dilutive and therefore have been excluded from the calculation of diluted loss per share.

Share Purchase Options

The Company has a stock option plan to provide incentives for directors, officers, employees and consultants of the Company. The maximum number of shares, which may be set aside for issuance under the stock option plan, is 20% of the issued and outstanding common shares of the Company on a rolling basis.

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The following table is a summary of the status of the Company’s stock options and changes during the period:

	Number	Weighted Average
	of Options*	Exercise Price
Balance, August 31, 2011	-	$-
Granted	1,050,000	0.16
Balance, August 31, 2012	1,050,000	0.16
Granted	-	-
Balance, August 31, 2013	1,050,000	$0.16

* Reflects the March 16, 2012 two-for-one stock split

The following table is a summary of the Company's stock options outstanding and exercisable at August 31, 2013:

Options Outstanding				Options Exercisable
Exercise Price	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Number of Options*	Weighted Average Exercise Price
$0.16	1,000,000	$0.16	3.50	1,000,000	$0.16
$0.25	50,000	$0.25	3.90	50,000	$0.25
	1,050,000	$0.16	3.52	1,050,000	$0.16

The following table is a summary of the Company's stock options outstanding and exercisable at August 31, 2012:

Options Outstanding				Options Exercisable
Exercise Price	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Number of Options*	Weighted Average Exercise Price
$0.16	1,000,000	$0.16	4.50	1,000,000	$0.16
$0.25	50,000	$0.25	4.90	50,000	$0.25
	1,050,000	$0.16	4.52	1,050,000	$0.16

* Reflects the March 16, 2012 two-for-one stock split

Stock Based Compensation

On March 1, 2012, the Company granted options to purchase 600,000 common shares to directors. These options are exercisable at $0.16 per share, vesting immediately and expire on February 28, 2017. The Company recorded non-cash stock based compensation expense of $95,910.

Stock Based Compensation – Non Employees

On March 1, 2012, the Company granted options to purchase 400,000 common shares to a consultant. These options are exercisable at $0.16 per share, vesting immediately and expire on February 28, 2017. The Company recorded non-cash stock based compensation expense of $63,940.

On July 24, 2012, the Company granted options to purchase 50,000 stock options to a consultant of the Company. These options are exercisable at $0.25 per share, vest immediately and expire on July 23, 2017. The Company recorded non-cash share based compensation expense of $11,122.

The fair value of the stock options granted were estimated on the date of the grant using the Black Scholes option pricing model with the following weighted average assumptions used:

	March 1, 2012	July 24, 2012
Weighted average fair value per option	$0.16	$0.22
Weighted average risk free interest rate	1.44%	1.12%
Forfeiture rate	0%	0%
Weighted average expected volatility	213%	233%
Expected life (years)	5	5
Dividend yield	Nil	Nil

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Transactions for the respective periods are as follows:

Amount
Balance, August 31, 2011	$-
Stock based compensation	170,972
Balance August 31, 2012 and August 31, 2013	$170,972

Compensation Expense on Re-pricing Units

On April 13, 2012, the Company completed private placements of equity capital for gross proceeds of $748,425 from arm’s length private placement funding through the issuance of 3,000,000 units at a price of US$0.25 per unit. The Company subsequently re-priced the offering at US$0.20 and issued an additional 750,000 units on July 27, 2012. The fair value of the additional units issued based on the new offering price was determined to be $188,625 and was expensed to the statement of operations.

Black-Scholes Assumptions used
Risk-free interest rate	1.16%
Expected volatility	192%
Expected life (years)	2.9
Dividend yield	-

Contributed Surplus

Contributed surplus transactions for the respective periods are as follows:

Amount
Balance, August 31, 2011	$85,737
Imputed interest	2,334
Warrants expired (Note 13)	318,552
Warrants cancelled (note h)	(18,930)
Compensation expense on re-pricing of units (note e)	118,507
Balance, August 31, 2012	$506,200
Transactions during the year	-
Balance, August 31, 2013	$506,200

SUBSEQUENT EVENT

On December 3, 2013, the Company entered into an agreement with Stratex Oil and Gas Holdings, Inc. (“Stratex”) to develop the Matthews Lease in Zavala County, Texas (the “Joint Development Agreement”). Under the terms of the Joint Development Agreement, Stratex may earn a 66.67% working interest before payout (50% working interest after payout) in the Matthews #1 well by:

1)	completing a hydraulic fracture no later than March 31, 2014;

2)	delivering US$150,000 to the lessors of the Matthews Lease upon execution of the Joint Development Agreement (paid);

3)	delivering US$50,000 to the Company upon execution of the Joint Development Agreement (paid); and

4)	delivering US$100,000 to the Company on or before December 31, 2013.

Following the completion of the above, Stratex will earn a 50% working interest in the 2,629 acre Matthews Lease excluding 80 acres surrounding the Matthews #3 well.

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